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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2005

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - March 30, 2005

ANNUAL REPORT 2004

NOTICE OF ANNUAL MEETING

MANAGEMENT INFORMATION CIRCULAR

ANNUAL INFORMATION FORM

FORM 52-109FT2 CERTIFICATION OF INTERIM FILINGS - CEO

FORM 52-109FT2 CERTIFICATION OF INTERIM FILINGS - CFO

PRESS RELEASE - MARCH 30, 2005

                      CONSOLIDATED MERCANTILE INCORPORATED


                                  PRESS RELEASE


Toronto, Ontario - March 30, 2005 - Consolidated Mercantile Incorporated (TSX - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports year-end financial results

In March 2004, Consolidated Mercantile Incorporated ("CMI") completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"). After giving effect to this sale, CMI owned 23% of the common shares of Polyair. Polyair's fiscal year end is October 31, and accordingly, the Consolidated Statement of Operations for the year ended December 31, 2004 includes the results of Polyair for the four months ended February 2004. As CMI and Polyair no longer have a parent-subsidiary relationship, the investment in Polyair is now accounted for using the Equity Method.

Revenues for the year ended December 31, 2004 decreased 55% to approximately $113.6 million from $254.5 million in 2003. The decrease in sales was as a result of the deconsolidation of Polyair. Sales now reflect the consolidation of Distinctive Designs Furniture Inc., the Company's furniture manufacturing subsidiary. Net Earnings for the period, which includes the gain on sale of the investment in Polyair, were $5.2 million compared to $2.9 million in the preceding year. Earnings per share for the year was $1.04 compared with $0.59 in the comparable 2003 period.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including furniture, packaging, swimming pool products and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

ANNUAL REPORT 2004

                                            CONSOLIDATED MERCANTILE INCORPORATED








                                                              2004 ANNUAL REPORT

TO THE SHAREHOLDERS


Your Directors are pleased to report on the activities and financial results of the Company for the year ended December 31, 2004.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair") to Glencoe Capital LLC
("Glencoe"), a Chicago-based private equity firm. The Company continues to maintain a major equity position in Polyair and under the terms of the agreement, has the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows us to build on our expanded equity base. As a result, Polyair is now accounted for using the equity method.

Revenues for the year ended December 31, 2004 decreased to approximately $114 million from $254 million in 2003. The substantial decrease in sales was as a result of the deconsolidation of Polyair. Net Earnings for the period, which includes the gain on sale of the investment in Polyair, were $5.2 million compared to $2.9 million in the preceding year. Earnings per share for the year was $1.04 compared with $0.59 in the comparable 2003 period.

Our furniture manufacturing unit continues to develop its niche as a manufacturer of quality leather furniture for both Canadian and U.S. markets. As part of a plan to expand its product placement and brand awareness, this unit recently relocated one of its Toronto manufacturing facilities to North Carolina. This, together with its investment in new technology, will strengthen its operational base which should serve to increase the potential for continued growth.

Polyair's restructured cost base, improved product mix and the anticipated stabilization in commodity prices should result in its improved performance.

During the period under review, the Company provided notice of its intention to renew its normal course issuer bid to repurchase up to 5% of its issued and outstanding shares in the open market until September 21, 2005. The number and timing of such purchases, if any, are to be determined by the Company.

Your directors are extremely pleased with the results achieved to-date. As we reflect on the past we look forward to the future and continue to search for new opportunities. Together with the Executives, Officers and Employees, we take this opportunity to thank our Shareholders for their continued support


On Behalf of the Board




"Signed"

FRED A. LITWIN
 President

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS                                                                  2004              2003
                                                                      --------          --------
Current
  Cash and cash equivalents                                        $ 12,320,246      $  1,475,320
  Short-term investments (market value $595,369; 2003 - $84,277)        587,746            84,277
  Accounts receivable (Note 3)                                        7,343,508        37,622,193
  Due from joint venture (Note 14)                                            -         1,089,135
  Income taxes receivable                                                     -           178,581
  Inventories (Note 4)                                                4,569,191        45,256,246
  Prepaid expenses                                                       89,219         2,988,216
  Future income taxes (Note 12(b))                                            -         1,967,300
                                                                    -----------       -----------
                                                                     24,909,910        90,661,268
Investments  (Note 5)                                                11,912,447           496,714
Property, plant and equipment  (Note 6)                               1,834,803        52,075,544
Goodwill                                                                118,720         2,190,824
Deferred financing costs                                                      -         1,165,612
Patent, trademarks and licence agreement                                      -           307,226
Future income taxes  (Note 12(b))                                       781,332         2,184,916
                                                                    -----------       -----------
                                                                   $ 39,557,212      $149,082,104
                                                                    ===========       ===========
LIABILITIES

Current
  Bank indebtedness (Note 7)                                       $  1,287,920      $ 19,727,764
  Accounts payable and accrued liabilities                            3,817,025        40,127,699
  Income taxes payable                                                2,430,440         2,648,998
  Future income taxes (Note 12(b))                                            -            81,751
  Current portion of long-term debt (Note 8)                                  -         6,200,731
                                                                    -----------       -----------
                                                                      7,535,385
Long-term debt  (Note 8)                                              1,087,500        28,137,868
Non-controlling interest                                              3,709,090        25,384,536
Future income taxes  (Note 12(b))                                       178,000         4,960,648
                                                                    -----------       -----------
                                                                     12,509,975       127,269,995
Contingencies and commitments (Note 13)

SHAREHOLDERS' EQUITY

Capital stock  (Notes 1 and 9)
  Issued and outstanding
        315,544  Class A preference shares (2003 - 1,538,493)           141,826           691,502
      5,011,307  Common shares (2003 - 4,873,083)                     2,621,151         1,906,156
                                                                    ----------        -----------
                                                                      2,762,977         2,597,658
Contributed surplus                                                      59,411            59,411
Cumulative translation account                                         (868,200)       (1,474,768)
Retained earnings                                                    25,093,049        20,629,808
                                                                    ----------        -----------
                                                                     27,047,237        21,812,109
                                                                    ------------      -----------
                                                                   $ 39,557,212      $149,082,104
                                                                    ============      ===========

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

"Signed"            Director                   "Signed"                Director
-------------------------------                --------------------------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                                2004             2003              2002
                                                                             ------------     ------------      ------------
BALANCE AT BEGINNING OF YEAR                                                $ 20,629,808     $ 18,207,460      $ 15,354,142

  Excess of cost of shares purchased for cancellation over
     stated value                                                               (776,232)        (446,211)                -

  Net earnings for the year                                                    5,239,473        2,868,559         2,853,318
                                                                             ------------     ------------      -----------

BALANCE AT END OF YEAR                                                      $ 25,093,049     $ 20,629,808      $ 18,207,460
                                                                             ============     ============      ===========


See accompanying notes to consolidated financial statements.

                                AUDITORS' REPORT




To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of Consolidated Mercantile Incorporated as at December 31, 2004 and 2003 and the consolidated statements of retained earnings, operations and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.





                                    "Signed"

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
March 9, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                               2004              2003              2002
                                                                           -------------     -------------     -------------
SALES                                                                     $ 113,595,731     $ 254,512,134     $ 240,933,774

COST OF SALES                                                                91,314,691       191,814,022       179,169,093
                                                                           -------------     -------------     -------------

GROSS PROFIT                                                                 22,281,040        62,698,112        61,764,681

OTHER INCOME (Schedule)                                                         184,913            67,654            79,769

EXPENSES (Schedule)                                                          25,461,454        51,851,032        49,429,033
                                                                           -------------     -------------     -------------

EARNINGS (LOSS) FROM OPERATIONS BEFORE UNDERNOTED ITEMS                      (2,995,501)       10,914,734        12,415,417

  Gain on sale of investment in former consolidated subsidiary                8,738,863                 -                 -
  Equity in earnings of significantly influenced companies                      276,429             2,750            19,638
  Loss on disposal of investment of equity investee                             (26,706)                -          (115,978)
                                                                           -------------     -------------     -------------
                                                                              8,988,586             2,750           (96,340)
                                                                           -------------     -------------     -------------

EARNINGS BEFORE INCOME TAXES AND
NON-CONTROLLING INTEREST                                                      5,993,085        10,917,484        12,319,077

  Income taxes (Note 12(a))                                                   1,260,426         4,261,988         5,192,814
                                                                           -------------     -------------     -------------
EARNINGS BEFORE NON-CONTROLLING INTEREST                                      4,732,659         6,655,496         7,126,263

  Non-controlling interest                                                      506,814        (3,786,937)       (4,272,945)
                                                                           -------------     -------------     -------------

NET EARNINGS FOR THE YEAR                                                 $   5,239,473     $   2,868,559     $   2,853,318
                                                                           =============     =============     =============



EARNINGS PER SHARE (Note 10)
  Basic                                                                   $        1.04     $        0.59     $        0.56
                                                                           =============     =============     =============

  Diluted                                                                 $        0.99     $        0.51     $        0.51
                                                                           =============     =============     =============



See accompanying notes to consolidated financial statements.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                                 2004              2003              2002
                                                                             ------------      ------------      ------------
Other income
  Interest income                                                           $    172,614      $     67,206      $     83,833
  Share of earnings (loss) from investment in limited partnerships                12,299              (144)           (4,064)
  Sundry                                                                               -               592                 -
                                                                             ------------      ------------      ------------

                                                                            $    184,913      $     67,654      $     79,769
                                                                             ============      ============      ============



Expenses
  Selling and administration                                                $ 20,657,710      $ 40,957,962      $ 37,037,720
  Amortization                                                                 3,377,817         9,179,295        10,223,145
  Interest on long-term debt                                                     430,913         1,713,775         1,736,028
  Loss on foreign exchange                                                       995,014          -                  -
  Loss on extinguishment of debt                                                -                 -                  432,140
                                                                             ------------      ------------      ------------

                                                                            $ 25,461,454      $ 51,851,032      $ 49,429,033
                                                                             ============      ============      ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                                  2004           2003            2002
                                                               -----------    ------------    ------------
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
   Net earnings for the year                                 $  5,239,473    $  2,868,559    $  2,853,318

    Items not affecting cash  (Note 11 (a))                    (6,511,415)     13,763,624      13,661,276
    Disposal (purchase) of short-term investments                (503,470)            144         (55,938)
    Change in non-cash components of working capital
    (Note 11 (b))                                               1,800,777      28,575,739      14,056,925
                                                              -----------    ------------    ------------
                                                                   25,365      45,208,066      30,515,581
   Net cash flows of deconsolidated subsidiary                 (1,648,310)              -               -
                                                              ------------    ------------    ------------

                                                               (1,622,945)     45,208,066      30,515,581
                                                              ------------    ------------    ------------

INVESTING ACTIVITIES
    Acquisitions (Note 2)                                               -     (44,135,914)              -
    Cash disposed of on deconsolidation of subsidiary          (1,170,886)              -               -
    Due from joint venture                                              -        (597,644)       (494,583)
    Purchase and deposits on property, plant and equipment       (148,483)    (13,918,735)     (8,714,525)
    Purchase of shares of consolidated subsidiary                       -               -        (887,276)
    Purchase of shares of equity investees                     (1,772,134)              -               -
    Proceeds on disposal of investment, net                    18,023,441               -               -
    Other                                                         (51,451)       (443,251)       (813,315)
                                                              ------------    ------------    ------------
                                                               14,880,487     (59,095,544)    (10,909,699)
                                                              ------------    ------------    ------------

FINANCING ACTIVITIES
    Issuance of common shares                                     253,130         262,500               -
    Issuance of shares by consolidated subsidiary                       -         139,243         198,000
    Net increase (decrease) in bank indebtedness               (1,127,080)     17,942,877     (16,982,177)
    Proceeds from long-term debt                                        -       1,100,662      29,402,543
    Purchase of common shares for cancellation                   (864,043)       (473,139)              -
    Purchase of shares by consolidated subsidiary for
    cancellation                                                        -        (994,800)       (101,000)
    Repayment of long-term debt                                  (674,623)     (4,781,783)    (28,442,707)
                                                              ------------    ------------    ------------
                                                               (2,412,616)     13,195,560     (15,925,341)
                                                              ------------    ------------    ------------

Effect of foreign currency translation on cash balances                 -      (3,433,602)       (300,977)

CHANGE IN CASH AND CASH EQUIVALENTS                            10,844,926      (4,125,520)      3,379,564

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  1,475,320       5,600,840       2,221,276
                                                              ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 12,320,246    $  1,475,320    $  5,600,840
                                                              ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION:
    Interest paid, net                                       $    882,376    $  2,380,020    $  2,488,587
    Income taxes paid, net of refund                              815,227       5,958,133       1,990,760

NON-CASH TRANSACTIONS:
    Non-cash consideration paid on acquisition (Note 2)      $          -    $  9,503,486    $          -

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



Consolidated Mercantile Incorporated ("the Company") is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market.

These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes Distinctive Designs Furniture Inc. ("Distinctive") and Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) up to February 29, 2004.

In March 2004, the Company sold a portion of its investment in Polyair, previously the Company's specialty cover and packaging subsidiary, reducing its investment therein to 23%. These consolidated financial statements include the consolidation of the results of operations of Polyair up to the date of disposition. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on an equity basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles.

Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Revenue Recognition

Revenue from product sales is recognized when goods are shipped to the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is reasonably assured. Customer returns are recorded as adjustments to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at the lower of cost and fair value with gains and losses during the period included in earnings.

Long and short-term debt: The carrying amounts of the Company's borrowings under its bank lines of credit and other long-term debts approximate their fair value.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value, based principally, on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.



Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company's customer base. The Company also monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. The Company does not normally require collateral or other security to support credit sales.



Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. A portion of the Company's transactions is denominated in U.S. dollars. Significant foreign exchange gains (losses) are reflected as a separate component of expenses. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same period as the underlying exposure being hedged. At the year-end, the Company had no outstanding commitments.



Inventories

Inventories are stated at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.



Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Plant and Equipment and Amortization

Property, plant and equipment are stated at cost including, for major projects, interest capitalized during the construction period. Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:

         Building                             -                      2.5%
         Automobiles                          -                       30%
         Machinery and equipment              -                 10% - 50%
         Furniture and fixtures               -                       20%
         Computer equipment                   -                 30% - 33%
         Dies and moulds                      -          over three years

Amortization of leasehold improvements is calculated on the straight-line basis over the term of the lease including the first renewal term.

Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.



Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at dates of acquisition. Effective January 1, 2002, amortization of goodwill was discontinued. Instead, goodwill is tested for impairment at least annually and more frequently if indicators exist as prescribed under The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible assets". This Section requires that if the fair value of a reporting unit is less than its carrying value including goodwill, the implied fair value of the reporting unit must be compared with its carrying value to determine possible impairment. Accumulated amortization amounted to $1,601,031.



Patent, Trademarks and Licence Agreement (2003)

Patent, trademarks and licence agreement are stated at cost net of accumulated amortization. Amortization is provided over the economic lives (11 years) of these intangible assets using the straight-line method. Accumulated amortization amounted to $542,058 in 2003.



Deferred Financing Costs (2003)

Deferred financing costs represent the cost incurred in the arrangement of long-term financing and is amortized on the straight-line basis over the term of the loans. Accumulated amortization amounted to $918,795 in 2003.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency Translation

i) Monetary assets and liabilities are translated at the rates of exchange in effect at the year end. Revenue and expenses are translated at the rates of exchange in effect on the date of transactions. The resulting gains and losses are included in the consolidated statements of operations.

ii) The Company's investment in its foreign operations (former consolidated subsidiary) is of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. Related foreign currency translation adjustments are recorded as a separate component of shareholders' equity and included in the cumulative translation account.

iii) The Company translates its integrated foreign operations using the temporal method. All monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. All non-monetary assets and liabilities incurred in a foreign currency are translated at the rates in effect on the transaction date. All revenue and expenses are translated at the average exchange rate during the year with the exception of amortization which is exchanged at historical rates. Foreign currency gains or losses are included in the consolidated statement of operations in the current year. This U.S. subsidiary, incorporated December 2004, will commence operations in March 2005 and had no commercial activities in 2004.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note
9(c).

Effective January 1, 2002, the Company adopted recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. These recommendations were applied to all stock-based payments granted on or after January 1, 2002. The Company has not granted any new options since the adoption of these recommendations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method and the impact of the conversion of convertible debenture and Class A preference shares (2003).

Investment Tax Credits

Investment tax credits relating to qualifying research and development expenditures are recorded as a reduction from the expenditures to which they relate and there is reasonable assurance that the investment tax credits will be realized. These credits may be used to reduce future income taxes payable.


Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the year amounted to $2,653,426 (2003 - $3,226,914; 2002 - $3,238,047).


Recently Issued Accounting Pronouncements
(i) Generally accepted accounting principles and financial statement presentation

         On January 1, 2004, the Company adopted the new CICA Handbook Sections 1100, "Generally Accepted Accounting Principles", and 1400, "General Standards of Financial Statement Presentation", recommendations.
         Section 1100 describes what constitutes Canadian generally accepted accounting principles ("GAAP") and its sources, and provides guidance on sources to consult when selecting accounting policies and on determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The adoption of these recommendations had no impact on the consolidated financial statements.

(ii) Variable interest entities:

         In June 2003, the Accounting Standards Board ("AcSB") issued the new CICA AcG-15, "Consolidation of Variable Interest Entities". This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline is effective for the first interim and annual period beginning on or after November 1, 2004, with earlier application encouraged. The adoption of this Guideline will not have an impact on the Company's consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(iii)    Liabilities and equity:

         In November 30, 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments - Presentation and Disclosure," to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

         The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2005 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.


1.       CORPORATE STRUCTURE

         During 2003, the Company filed Articles of Amendments as follows:
i) on June 30, 2003 to subdivide its Common shares on the basis of 1.75 Common shares for each old Common share: and ii) on November 12, 2003 to redesignate the non-voting, non-participating, $0.04 cumulative, redeemable, Preference shares,
                  Series 1, as non-voting, non-participating, redeemable, non-cumulative, Class A preference shares, cancel all arrears of cumulative dividends outstanding on the Preference shares, Series 1, and to consolidate the Preference shares, Series 1, on the basis of one new Class A preference share for two old Preference shares, Series 1.

                  At the option of the holders, a portion of these shares were converted (prior to the conversion expiry on March 31, 2004) into Common shares on the basis of 5.7 Class A preference shares for each Common share (Note 9).

2.       ACQUISITIONS (2003)

         In May 2003, Polyair, previously the Company's specialty cover and packaging subsidiary, acquired certain swimming pool and pool equipment from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $56.0 million (U.S.$40.2 million). The results of operations thereof have been consolidated from the date of this acquisition. The acquisition was accounted for by the purchase method. The purchase cost was allocated to the fair value of the net assets acquired as follows:

                                                         (In thousands
                                                          of dollars)

         Accounts receivable                            $   46,085
         Inventory                                          20,474
         Accounts payable and accrued liabilities           (8,671)
         Other long-term liabilities                        (1,846)
                                                        ----------

         Net assets acquired                            $   56,042
                                                        ===========

         Consideration:
             Cash                                       $   44,136
             Convertible note payable                        6,973
             Acquisition accruals                            4,527
             Due from vendor                                  (259)
             Other                                             665
                                                        ----------

                                                        $   56,042
                                                        ==========


3.       ACCOUNTS RECEIVABLE

                                                         2004         2003
                                                   ------------    -------------

         Accounts receivable                       $  7,660,926    $ 39,874,266
         Allowance for doubtful accounts               (317,418)     (2,252,073)
                                                   -------------   ------------

                                                   $  7,343,508    $ 37,622,193
                                                   ============    ============


4.       INVENTORIES

                                                        2004           2003
                                                   ------------    ------------
         Raw materials                             $  3,290,131    $ 28,394,405
         Work in process                                472,775         380,477
         Finished goods                                 806,285      16,481,364
                                                   ------------    ------------

                                                   $  4,569,191    $ 45,256,246
                                                   ============    ============

5.       INVESTMENTS

                                                                                                  2004                  2003
                                                                                              -------------         ------------
         Investment in significantly influenced company
             common shares - at equity (24.0%)                                               $ 11,379,028          $        -
         Investment in significantly influenced company
              common shares - at equity (1.4%)                                                    481,958             496,714
         Investment in significantly influenced company
              common shares - at equity (50.0%)                                                        10                   -
         Note receivable from a significantly influenced company,
              bearing interest at prime, due on demand                                             51,451                   -
                                                                                              ------------          ----------

                                                                                             $ 11,912,447          $  496,714
                                                                                              ============          ==========

6.       PROPERTY, PLANT AND EQUIPMENT

                                                                                  Accumulated         2004            2003
                                                                     Cost        Amortization          Net             Net
                                                                  -----------     -----------     -----------     ------------
        Land                                                     $    -          $         -     $    -          $   174,051
        Building                                                      -              -               -             9,240,506
        Automobiles                                                  188,639         148,355          40,284          57,549
        Machinery and equipment                                    4,161,761       2,684,778       1,476,983      34,219,537
        Furniture and fixtures                                       400,386         288,622         111,764         255,564
        Computer equipment                                           477,964         378,463          99,501       1,222,071
        Leasehold improvements                                       237,040         132,780         104,260       1,728,015
        Dies and moulds                                                3,721           1,710           2,011          16,068
        Construction in process                                       -                -             -             5,162,183
                                                                  -----------     -----------     -----------     -----------
                                                                 $ 5,469,511     $ 3,634,708     $ 1,834,803     $52,075,544
                                                                  ===========     ===========     ===========     ===========

7.       BANK INDEBTEDNESS

         The bank loans bear interest on a prime or LIBOR plus basis and are secured by assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

         At the Company's year end, Distinctive has unused available borrowing capacity of approximately $5.3 million. Total net interest paid during the year, including interest on long-term debt, amounted to $882,376 (2003 - $2,380,020; 2002 - $2,488,587).

                                                                                                   2004               2003
                                                                                                ----------         -----------
         Canadian operating demand loan, interest at prime plus 0.5% per annum                 $   735,000        $ 2,415,000
         U.S. operating demand loan, interest at prime plus 0.5% per annum                         552,900                  -
         U.S. $22,000,000 credit facility, interest payable at U.S. prime plus 0.5%
           or LIBOR plus 2.75%                                                                           -          9,113,924
         $13,000,000 Canadian dollar equivalent credit facility, interest payable at
           Canadian prime plus 0.5% or LIBOR plus 2.75%                                                  -          8,198,840
                                                                                                -----------        -----------

                                                                                               $ 1,287,920        $19,727,764
                                                                                                ===========        ===========


8.       LONG-TERM DEBT

                                                                                                  2004              2003
                                                                                           ----------------  -----------
         Convertible debenture payable to affiliated company, bearing interest at 11.9% per annum, with interest payable quarterly in advance, due
         September 8, 2006, secured by a general security agreement and certain
         assets of the Company                                                             $   550,000       $   550,000

         Note payable,  non-interest bearing and due on demand, partially postponed
         under terms of subsidiary's bank loan agreement                                       537,500           537,500

         U.S. dollar denominated debenture loan payable, bearing floating interest based on the rates prevalent for the highest rated short-term
         U.S. federally tax exempt obligations, repayable in quarterly sinking
         fund installments, maturing June 1, 2016                                                    -         3,564,082

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments,
         maturing March 2007                                                                         -           719,937

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments,
         maturing June 2007                                                                          -           705,432

         U.S. dollar denominated loan payable, bearing interest at 12% per
         annum, repayable in blended quarterly installments, due October 31, 2005                    -           174,051

         U.S. dollar denominated debenture loan, bearing interest at 6.5% per
         annum, maturing April 1, 2005                                                               -         3,955,696

         U.S. dollar denominated loan payable, bearing interest at 3% per annum,
         repayable by monthly installments, maturing January 2006                                    -           464,135

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at prime plus 0.5%, maturing June 2009                               -         2,273,207

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at prime plus 0.5%, maturing June 2012                               -         6,397,680

         Term loan,  repayable by monthly  principal  installments plus interest at
         prime plus 1%, maturing November 1, 2005                                                    -         2,221,783

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at 5.07%, maturing August 2007                                       -         3,121,044



                                                                                           ------------      ------------

         Carried forward                                                                   $ 1,087,500       $24,684,547


                                                                                             2004              2003
                                                                                          -----------       -----------
         Brought forward.....                                                            $ 1,087,500       $24,684,547

         U.S. dollar denominated term loan, repayable by monthly principal
         payments plus interest at 4.97%, maturing September 2007                                  -         1,348,892

         Term loan,  repayable by monthly  principal  payments and interest bearing
         interest at 7.25%, maturing July 2008                                                     -           817,511

         Unsecured convertible note issued by a subsidiary, bearing interest at
         6% per annum, with interest payable on a quarterly basis, maturing
         March 2009. This note is convertible by the holder, at any time after
         March 31, 2004 (or upon commencement of a take-over bid) into shares of the
         subsidiary                                                                                -         6,813,026

         Note payable, bearing interest at 12% per annum, due March 31, 2004                       -           420,000

         Note payable to an affiliated company,  bearing interest at 10% per annum,
         due March 31, 2004                                                                        -           250,000

         Other equipment loans                                                                     -             4,623
                                                                                          -----------       -----------

                                                                                           1,087,500        34,338,599

            Less:  Current portion                                                           -               6,200,731
                                                                                          -----------       ----------

                                                                                         $ 1,087,500       $28,137,868
                                                                                          ===========       ===========



         Certain of the loans (2003) were guaranteed by a former subsidiary's bank letter of credit. The letter of credit and loan agreements were secured substantially by all the assets of that consolidated subsidiary and contained various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases and various other items.



         The aggregate amount of payments required in the 2005 fiscal year and subsequent years to meet retirement provisions are as follows:

         2005                             $        -
         2006                                550,000
         2007                                      -
         2008                                      -
         2009                                537,500
                                          -----------
                                         $ 1,087,500
                                          ===========

9.       CAPITAL STOCK

         (a)      Authorized


                 Unlimited  $0.04 non-cumulative, non-voting, non-participating,
                     $0.44 redeemable, Class A preference shares
                 Unlimited  Preference shares, issuable in series
                 Unlimited  Common shares

         (b)      Issued

                                                                             Preference Shares              Class A
                                                   Common Shares                 Series 1              Preference Shares
                                             # of Shares      $ Value    # of Shares    $ Value     # of Shares     $ Value
                                             -----------      -------    -----------    -------     -----------     -------
         Balance at December 31, 2001 and
         2002                                   2,779,320     1,670,584     3,076,885     691,502            -             -

         Repurchase for cancellation              (44,800)      (26,928)        -            -               -             -

         Exercise of share purchase
         warrants (Note 9(e))                      50,000       262,500         -            -               -             -
                                                ---------     ---------     ---------    --------    ----------     ---------
                                                2,784,520     1,906,156     3,076,885     691,502       -                  -

         1:1.75 stock split (Note 1)            2,088,563         -             -            -          -                  -

         2:1 share restructure (Note 1)            -              -        (3,076,885)   (691,502)   1,538,493       691,502
                                                ---------     ---------     ----------   ---------   ----------     ---------

         Balance at December 31, 2003           4,873,083     1,906,156             -           -    1,538,493       691,502

         Conversion of Class A preference
         Shares (Note 1)                          214,577       549,676             -           -   (1,222,949)     (549,676)


         Repurchase of cancellation              (183,853)      (87,811)            -           -            -             -

         Exercise of stock options (Note
          (9)(c))                                  55,000        95,630             -           -            -             -

         Exercise of share purchase
         warrants (Note 9(e))                      52,500       157,500             -           -            -             -
                                                ---------     ---------     ----------   ---------   ----------    ----------

         Balance at December 31, 2004           5,011,307     2,621,151             -           -      315,544       141,826
                                                =========     =========     ==========   =========   =========     =========


                  During the year, 1,222,949 Class A preference shares were converted into 214,577 Common shares.

                  During the year, the Company repurchased 183,853 (2003 - 44,800; 2002 - Nil) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $864,043 (2003 - $473,139, 2002 - $Nil). The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

                  During the year, 52,500 (2003 - 87,500; 2002 - Nil, as
                  presently constituted) share purchase warrants were exercised for a total consideration of $157,500 (2003 - $262,500; 2002 -
                  $Nil).

         (c)  Stock Options

                                                       2004          2003         2002
                                                     ------------------------------------
              Outstanding shares, beginning of year   332,500       332,500      332,500
              Exercised                               (55,000)            -            -
                                                     ----------- ------------  ----------
              Outstanding shares, end of year         277,500       332,500      332,500
                                                     ==========  ============  ==========

              These options are exercisable as follows: 87,500 at $0.91 per share until July 2005; and 190,000 at $2.29 per share until November 2005.

         (d)  Convertible Debenture

              The debenture holder (Note 8) has the right to convert the debenture into 183,334 Common shares at the price of $3.00 per share until September 8, 2006.

         (e)  Share Purchase Warrants

              Pursuant to long-term debt repayment options, the Company has share purchase warrants outstanding entitling the holders to purchase 226,665 Common shares (2003 - 279,165; 2002 -
              366,665, as presently constituted) at an exercise price of $3.00 per Common share. During the year, 52,500 Common shares (2003 - 87,500; 2002 - Nil) were issued upon the exercise of these warrants. These share purchase warrants expire on September 7, 2006.


10.      EARNINGS PER SHARE

         The following table sets forth the calculation of basic and diluted earnings per share:

                                                                       2004             2003               2002
                                                                    -----------      -----------       -----------
         Numerator:
           Net earnings                                            $ 5,239,473      $ 2,868,559       $ 2,853,318
           Interest on convertible debenture, net of taxes              41,495           41,495            39,944
           Dividends to Preference shareholders                              -                -          (123,075)
                                                                    ----------       ----------        -----------

           Net earnings available to Common shareholders           $ 5,280,968      $ 2,910,054       $ 2,770,187
                                                                    ==========       ==========        ==========
         Denominator:
           Weighted average number of shares outstanding             5,020,433        4,868,096         4,863,810
           Effect of dilutive securities
               Stock options                                           173,182          256,250           251,321
               Shares purchase warrants                                 88,735          174,478           220,278
               Potential conversion of convertible debenture            71,771          114,583           110,140
               Potential conversion of Class A preference shares             -          269,911                 -
                                                                    ----------       ----------        -----------

                                                                     5,354,121        5,683,318         5,445,549
                                                                    ==========       ==========        ==========

         Earnings per share
           Basic                                                   $      1.04      $      0.59       $      0.56
           Diluted                                                 $      0.99      $      0.51       $      0.51


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  2004              2003              2002
                                                                                -----------      ----------        -----------
         (a) Items not affecting cash:
                  Amortization                                                 $ 3,377,817      $ 9,179,295       $10,223,145
                  Gain on sale of investment in former consolidated
                     subsidiary                                                 (8,738,863)               -                 -
                  Equity in earnings of significantly influenced
                     companies                                                    (276,429)          (2,750)          (19,638)
                  Loss on disposal of investment of equity investee                 26,706                -           115,978
                  Future income taxes                                             (393,832)         800,142          (931,154)
                  Non-controlling interest                                        (506,814)       3,786,937         4,272,945
                                                                                -----------      -----------       -----------
                                                                               $(6,511,415)     $13,763,624       $13,661,276
                                                                                ===========      ===========       ===========


         (b) Change in non-cash components of working capital:
                  (Increase) decrease in accounts receivable                   $(1,374,796)$    $38,361,358       $ 6,067,249
                  Decrease (increase) in income taxes receivable                    32,220          559,065          (269,203)
                  Decrease (increase) in inventories                             1,101,085         (248,432)        3,200,064
                  Decrease (increase) in prepaid expenses                           31,117       (1,629,141)          353,479
                  (Decrease) increase in accounts payable and accrued
                     liabilities                                                  (419,289)      (6,526,405)          115,632
                  Increase (decrease) in income taxes payable                    2,430,440       (1,940,706)        4,589,704
                                                                                ----------       -----------       ----------

                                                                               $ 1,800,777      $28,575,739       $14,056,925
                                                                                ==========       ==========        ==========

12.      OTHER INFORMATION

         (a)      Income Taxes

                  The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.6% (2003 - 36.6%; 2002 - 39.0%) to income as described below:

                                                                                   2004             2003              2002
                                                                               -----------      -----------       -----------
                  Income tax computed at statutory combined basic
                    income tax rates                                          $ 2,193,469      $ 3,995,779       $ 4,804,441
                  Increase (decrease) in income tax resulting from:
                      Differing tax rates in foreign countries                          -                -            39,253
                      Investment tax credit                                        (3,027)               -                 -
                      Large corporations tax                                       17,177          141,189            64,824
                      Manufacturing and processing tax credit                     (42,737)        (135,813)          (60,689)
                      Non-deductible expenses                                      27,500          181,823           210,484
                      Non-taxable equity items                                    (91,399)           1,006            37,572
                      Non-taxable portion of capital gain                        (812,738)         -                   -
                      Reduction in future tax rates                                -                 3,384            41,541
                      Other                                                       (27,819)          74,620            55,388
                                                                               -----------      -----------       -----------

                      Effective income tax provision                          $ 1,260,426      $ 4,261,988       $ 5,192,814
                                                                               ===========      ===========       ===========

                  Total income taxes paid during the year amounted to $815,227
                   (2003 - $5,958,133; 2002 - $1,990,760).




                  The components of income taxes are as follows:

                                                           2004             2003              2002
                                                       -----------      -----------       -----------
                  Current
                    - Canada                          $ 2,452,957      $ 1,174,511       $   625,460
                    - U.S.                               (798,699)       2,287,335         5,498,508

                  Future
                    - Canada                             (393,832)         407,530          (489,954)
                    - U.S.                                  -              392,612          (441,200)
                                                       -----------      -----------       -----------

                                                      $ 1,260,426      $ 4,261,988       $ 5,192,814
                                                       ===========      ===========       ===========

         (b)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

                                                                        2004              2003
                                                                      ----------      -----------
                  Current future income tax liabilities
                     Investment tax credits                          $        -      $   (81,751)
                                                                      ----------      -----------
                  Non-current future income tax liabilities
                    Depreciable property, plant and equipment          (178,000)      (4,570,353)
                    Current portion of long-term debt                         -         (187,236)
                    Intangible and other assets                               -         (203,059)
                                                                      ----------      -----------
                                                                       (178,000)      (4,960,648)
                                                                      ----------      -----------
                                                                       (178,000)      (5,042,399)
                                                                      ----------      -----------
                  Current future tax assets
                    Donation                                                  -           14,504
                    Inventory                                                 -          283,492
                    Accrued liabilities                                       -        1,669,304
                                                                      ----------      ----------
                                                                              -        1,967,300
                                                                      ----------      ----------
                  Non-current future tax assets
                    Portfolio investment                                      -           70,500
                    Non-capital loss carry-forwards                     458,000          866,947
                    Capital loss carry-forwards                          70,000           26,371
                    Unrealized foreign exchange loss                    211,332                -
                    Corporate minimum tax credit                              -          195,148
                    Eligible cumulative expenditure                      42,000           42,300
                    Long-term debt and liabilities                            -        1,116,825
                    Valuation allowance                                       -         (133,175)
                                                                      ---------       -----------
                                                                        781,332        2,184,916
                                                                      ----------      -----------
                                                                        781,332        4,152,216
                                                                      ----------      -----------
                  Net future tax assets (liabilities)                $  603,332      $  (890,183)
                                                                      ==========      ===========


                  The Company has non-capital loss carry-forwards of approximately $1,176,000, of which $55,000 expires in 2005, $28,000 expires in 2007, $53,000 expires in 2009, $470,000 expires in 2010 and $570,000 expires in 2014. The Company also has capital loss carry-forwards of approximately $385,000.

         (c)      Related Party Transactions

                  The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

                  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

                  Related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

                                                                             2004             2003              2002
                                                                          ---------        ---------         ---------
                  Expense
                      Rent                                               $ 407,503        $ 715,266         $ 602,502
                      Administration and consulting fees                   649,667          158,000           308,000
                      Interest expense                                      71,204           80,518            78,898
                  Accounts receivable                                       18,648           12,014            15,045


13.      CONTINGENCIES AND COMMITMENTS

         (a)      Operating Leases

                  The Company leases several premises in Canada and the U.S.

                  At December 31, 2004, future minimum payments for the next five years and thereafter under non-cancellable operating leases are as follows:

                 2005                                        $      1,140,825
                 2006                                                 967,213
                 2007                                                 699,508
                 2008                                                 182,354
                 2009                                                  69,743
                 2010                                                  11,624
                                                             ----------------
                                                             $      3,071,267
                                                             ================

                  Total rent paid during the year amounted to $2,199,322 (2003 -
                   $4,311,454; 2002 - $4,592,163).

         (b)      Commitment

                  An officer of the Company retains the option to purchase approximately four and one-half percent of the Company's remaining common share holdings in an equity investee for $172,000, expiring December 2006.

         (c)      Contingencies

                  In the normal course of its operations, one of the Company's equity investees has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.


14.      DUE FROM JOINT VENTURE (2003)

         In August 2002, Polyair entered into an agreement to establish a joint venture. The consolidated financial statements for the year ended December 31, 2003 reflect Polyair's proportionate interest in the joint venture's assets and liabilities. As noted previously, commencing March 2004, financial results of Polyair are being accounted for on an equity basis. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint venture are secured by pledges of related assets. The joint venture participants may further support these obligations should the realization from joint venture assets not be sufficient. As a participant in the venture, Polyair may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.

         The following amounts included in the consolidated financial statements represent Polyair's proportionate interest in the joint venture at October 31, 2003:

        Current assets                                      $   623,681
        Property, plant and equipment and other assets        1,940,928
        Current liabilities                                    (789,821)
        Current portion of long-term debt                      (148,998)
        Long-term debt                                         (668,513)
                                                            ------------

        Net assets                                          $   957,277
                                                            ===========

        Revenues                                            $   697,979
        Expenses                                                827,396
                                                            -----------

        Net loss                                            $  (129,417)
                                                            ============

        Cash flows:
             From operating activities                      $  (536,571)
             From investing activities                       (1,663,516)
             From financing activities                        1,995,056
             Effect on foreign currency translation              (7,271)
                                                            ------------

        Net cash flows                                      $  (212,302)
                                                            ============

        Due from joint venture                              $ 1,089,135
                                                            ===========

15.      SUBSEQUENT EVENT

         Subsequent to December 31, 2004, as part of the relocation of one of its Toronto facilities, Distinctive's U.S. subsidiary entered into an operating lease for a manufacturing plant located in North Carolina, United States. The lease term commences January 15, 2005 and expires January 14, 2008, with an option to purchase the premises for U.S.$590,000 by January 14, 2008. There is also an option to extend the lease for an additional three year period. The annual rent exclusive of occupancy costs amounts to U.S.$72,000 during each of the first three years and U.S.$96,000 during each year of the second three year term. Operations of this plant are expected to commence in March 2005. As at December 31, 2004, the company has not incurred any costs related to this potential acquisition. Commitments for the operating lease related to the manufacturing plant are included in Note 13(a).



16.      COMPARATIVE FIGURES

         The 2003 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2004 Consolidated Financial Statements.

17.      SEGMENTED INFORMATION

         The Company manufactures furniture in Canada and until February 2004, packaging and pool products in Canada and the United States.

         2004

         Industry Segments:

                                                              Packaging
                                                              Products       Pool Products       Furniture       Consolidated
                                                              --------       -------------       ---------      ------------
                                                             $                $                 $               $
        Sales                                                40,820,856       25,542,422        47,232,453      113,595,731
                                                             ==========      ===========        ==========      ===========
        Operating profit (loss)                               6,882,060       (2,312,845)        1,257,163        5,826,378
                                                             ==========      ===========        ==========
        Corporate expenses                                                                                       (3,668,997)
        Other income                                                                                                184,913
        Amortization                                                                                             (3,377,817)
        Interest                                                                                                   (964,964)
        Loss on foreign exchange                                                                                   (995,014)
        Gain on sale of investment in consolidated subsidiary                                                     8,738,863
        Equity in earnings of significantly influenced companies                                                    276,429
        Loss on disposal of investment of equity investee                                                           (26,706)
        Income taxes                                                                                             (1,260,426)
        Non-controlling interest                                                                                    506,814
                                                                                                                -----------
        Earnings for the year                                                                                     5,239,473
                                                                                                                ===========

        Identifiable assets                                           -                -        13,832,381       13,832,381
                                                             ==========      ===========        ==========
        Corporate assets                                                                                         25,724,831
                                                                                                                -----------
        Total assets                                                                                             39,557,212
                                                                                                                ===========

        Capital expenditures (net)                                    -                -           148,483          148,483
                                                             ==========      ===========        ==========
        Corporate                                                                                                    -
                                                                                                                -----------
        Total capital expenditures (net)                                                                            148,483
                                                                                                                ===========

        Amortization                                          2,310,218          169,425           560,638        3,040,281
                                                             ==========      ===========        ==========
        Corporate                                                                                                   337,536
                                                                                                                -----------
        Total amortization                                                                                        3,377,817
                                                                                                                ===========


         Geographic Segments:
                                                              Canada        United States        Europe         Consolidated
                                                              ------        -------------        ------         ------------
                                                              $                $                 $                $
        Sales                                                52,127,569       58,507,826         2,960,336      113,595,731
                                                             ==========      ===========        ==========      ===========
        Property, plant, equipment and goodwill               1,953,523          -                -               1,953,523
                                                             ==========      ===========        ==========
        Corporate                                                                                                         -
                                                                                                                -----------
         Total property, plant, equipment  and goodwill                                                           1,953,523
                                                                                                                ===========

         2003

         Industry Segments:

                                                          Packaging
                                                          Products       Pool Products       Furniture       Consolidated
                                                          --------       -------------       ---------       ------------
                                                            $                $                 $                 $
        Sales                                               130,202,123       77,411,662        46,898,349      254,512,134
                                                            ===========      ===========        ==========      ===========
        Operating profit                                     21,776,938        6,643,885           879,396       29,300,219
                                                            ===========      ===========        ==========
        Corporate expenses                                                                                       (6,585,155)
        Other income                                                                                                 67,654
        Amortization                                                                                             (9,179,295)
        Interest                                                                                                 (2,688,689)
        Equity in earnings of significantly influenced company                                                        2,750
        Income taxes                                                                                             (4,261,988)
        Non-controlling interest                                                                                 (3,786,937)
                                                                                                                ------------
        Earnings for the year                                                                                     2,868,559
                                                                                                                ===========

        Identifiable assets                                  69,996,044       52,492,089        14,308,270      136,796,403
                                                            ===========      ===========        ==========
        Corporate assets                                                                                         12,285,701
                                                                                                                -----------
        Total assets                                                                                            149,082,104
                                                                                                                ===========

        Capital expenditures (net)                           10,101,789        2,104,115           910,156       13,116,060
                                                            ===========      ===========        ==========
        Corporate                                                                                                   802,675
                                                                                                                -----------
        Total capital expenditures (net)                                                                         13,918,735
                                                                                                                ===========

        Amortization                                          6,241,094        1,262,178           563,620        8,066,892
                                                            ===========      ===========        ==========
        Corporate                                                                                                 1,112,403
                                                                                                                -----------
        Total amortization                                                                                        9,179,295
                                                                                                                ===========


         Geographic Segments:
                                                           Canada        United States        Europe         Consolidated
                                                           ------        -------------        ------         ------------
                                                              $                $                 $                $
        Sales                                                75,032,208      175,446,190         4,033,736      254,512,134
                                                            ===========      ===========        ==========      ===========
        Property, plant, equipment and goodwill              19,771,379       32,207,278          -              51,978,657
                                                            ===========      ===========        ==========
        Corporate                                                                                                 2,287,711
                                                                                                                -----------
         Total property, plant, equipment  and goodwill                                                          54,266,368
                                                                                                                ===========

         2002

         Industry Segments:

                                                            Packaging
                                                             Products       Pool Products       Furniture       Consolidated
                                                             --------       -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               133,967,656       53,675,616        53,290,502      240,933,774
                                                            ===========      ===========        ==========      ===========
        Operating profit                                     22,972,209        7,121,997         1,922,455       32,016,661
                                                            ===========      ===========        ==========
        Corporate expenses                                                                                       (6,104,951)
        Other income                                                                                                 79,769
        Amortization                                                                                            (10,223,145)
        Interest                                                                                                 (2,920,777)
        Loss on extinguishment of debt                                                                             (432,140)
        Equity in earnings of significantly influenced company                                                       19,638
        Loss on disposal of investment of equity investee                                                          (115,978)
        Income taxes                                                                                             (5,192,814)
        Non-controlling interest                                                                                 (4,272,945)
                                                                                                                ------------
        Earnings for the year                                                                                     2,853,318
                                                                                                                ===========

        Identifiable assets                                  70,500,780       23,488,300        16,364,995      110,354,075
                                                            ===========      ===========        ==========
        Corporate assets                                                                                         12,987,624
                                                                                                                -----------
        Total assets                                                                                            123,341,699
                                                                                                                ===========

        Capital expenditures (net)                            6,884,912          722,248           521,716        8,128,876
                                                            ===========      ===========        ==========
        Corporate                                                                                                   585,649
                                                                                                                -----------
        Total capital expenditures (net)                                                                          8,714,525
                                                                                                                ===========

        Amortization                                          6,745,172        1,221,542           810,364        8,777,078
                                                            ===========      ===========        ==========
        Corporate                                                                                                 1,446,067
                                                                                                                -----------
        Total amortization                                                                                       10,223,145
                                                                                                                ===========

         Geographic Segments:

                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 68,113,691       172,820,083      240,933,774
                                                                              ==========       ===========      ===========
        Property, plant, equipment and goodwill                               14,942,571        38,820,593       53,763,164
                                                                              ==========       ===========
        Corporate                                                                                                 2,499,220
                                                                                                                -----------
        Total property, plant and equipment and goodwill                                                         56,262,384
                                                                                                                ===========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2004


The following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated ("the Company") for the fiscal year ended December 31, 2004. This MD&A should be read in conjunction with the Company's December 31, 2004 audited annual consolidated financial statements included elsewhere herein.

In this document and in the Company's consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All amounts, unless specifically identified as otherwise, both in the consolidated financial statements and this MD&A are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.



In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary, to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows us to build on our expanded equity base.

The financial results of Polyair have been consolidated up to the date of sale. Polyair's fiscal year end is October 31 and, accordingly, the Consolidated Statement of Operations for the year ended December 31, 2004 includes the results of Polyair for the four months ended February 29, 2004. The Company and Polyair no longer have a parent-subsidiary relationship. Commencing March 2004, the Company's 24% interest in Polyair is being accounted for using the Equity Method and, accordingly, the assets and liabilities of Polyair are not reflected in the Company's December 31, 2004 audited Consolidated Balance Sheet. The Company's equity holding in Polyair is shown in the Company's December 31, 2004 audited Consolidated Balance Sheet under the heading "Investments".


THE COMPANY

The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 24% equity interest in Polyair.

Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, focuses on the manufacture and sale of leather and fabric upholstered furniture to major Canadian department stores, and to mass merchants and independent furniture stores in both Canada and the United States. Distinctive produces and distributes its products from three Canadian facilities and recently relocated one of its Toronto facilities to North Carolina, United States. Production at this facility is expected to begin in Spring 2005.

Polyair manufactures products for the protective packaging and swimming pool industries. Polyair's Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair's Pool Division serves leading distributors and retailers in Canada and the United States and exports approximately 15% of its products outside North America. Polyair manufactures and markets its products from twelve facilities located throughout North America.

The Company focuses on internal growth and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complimentary products. The Company seeks to generate significant additional volume by adding manufacturing, marketing and distribution resources to further increase capacity. Our acquisition strategy is designed to complement and accelerate our pattern of internal growth.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The increase in the working capital ratio and the decrease in working capital as of December 31, 2004 as compared to December 31, 2003 resulted from the Company's sale of part of its holdings in Polyair and the deconsolidation thereof. The ratio of current assets to current liabilities was 3.3:1 at December 31, 2004 and 1.32:1 at December 31, 2003. The Company's working capital amounted to $17.4 million at December 31, 2004 compared to $21.9 million at December 31, 2003.

Accounts Receivable decreased by $30.3 million from December 31, 2003 to $7.3 million at December 31, 2004 and Inventories decreased by $40.7million to $4.6 million during the same period. Accounts Payable decreased by $36.3 million from December 31, 2003 to $3.8 million at December 31, 2004. The Company's total debt decreased to $2.4 million as at December 31, 2004 compared to $54.1 million at December 31, 2003. These substantial decreases were a result of the deconsolidation of Polyair.

Accounts Receivable for Distinctive as at December 31, 2004 increased by approximately $1.3 million from December 31, 2003 and was attributable to sales generated by Distinctive towards the end of the fourth quarter of 2004. Distinctive's Inventories as at December 31, 2004 decreased by approximately $1.1 million from December 31, 2003 due to increased 2003 inventory levels required to service customer demand during the first quarter of 2004. Accounts Payable, excluding the decrease resulting from the deconsolidation of Polyair, decreased by approximately $420,000 from December 31, 2003 and was due to a reduction in trade payables.

During the year ended December 31, 2004, the Company's cash position increased by $10.9 million to $12.3 million from $1.4 million at December 31, 2003. The net increase was due to the following:

- Operating Activities, inclusive of Polyair until the date of sale, decreased cash by $1.6 million as a result of cash utilized in operations;

- Investing Activities increased cash by $14.9 million as a result of the proceeds received from the sale of the Polyair shares. This increase was partially offset by $1.2 million in cash disposed of on the deconsolidation of Polyair, a $1.8 million investment in shares of equity investees, and $148,000 utilized for the purchase of plant and equipment; and

- Financing Activities decreased cash by approximately $2.4 million as a result of approximately $1.1 million in cash utilized for the repayment of bank indebtedness, $0.7 million in cash utilized for the repayment of long-term debt and $0.9 million in cash utilized for the purchase of common shares for cancellation. The decrease was partially offset by $253,130 received from the issuance of common shares.

As at December 31, 2004, Distinctive had unused available borrowing capacity of approximately $5.3 million under its credit facility.


The following is a summary of the Company's consolidated contractual obligations as at December 31, 2004:

(In thousands of dollars)

                                                          Less Than                                            After
                                             Total           1 Year     1 - 3 Years      4 - 5 Years         5 Years
                                   ---------------- ---------------- --------------- ---------------- ---------------
Long-term Debt                             $ 1,088          $   Nil          $  550           $  537          $  Nil
Lease Obligations                            3,071            1,141           1,849               70              12
                                   ---------------- ---------------- --------------- ---------------- ---------------
Total Contractual Obligations              $ 4,159          $ 1,141         $ 2,399           $  607          $   12
                                   ================ ================ =============== ================ ===============

The Company's 2005 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from sales and investment income and believes that it will have sufficient cash resources to meet its 2005 requirements.


RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

Fiscal 2004                                                  First           Second           Third           Fourth
                                                           Quarter          Quarter         Quarter          Quarter
                                                  -------------------------------------------------------------------
Sales                                                     $ 76,731         $ 12,733        $ 10,906        $  13,226
Net earnings (loss)                                          5,519              485                            (240)
                                                                                              (525)
Earnings (loss) per share:
  Basic                                                   $   1.12         $   0.10       $  (0.10)        $  (0.05)
  Diluted                                                     1.02             0.09          (0.10)           (0.04)

Fiscal 2003

Sales                                                     $ 50,777         $ 59,286        $ 78,970        $  65,479
Net earnings                                                   131              810                              991
                                                                                                936
Earnings per share:
  Basic                                                   $   0.02         $   0.16        $   0.19          $  0.20
  Diluted                                                     0.02             0.15            0.17             0.18

General

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002:

(In thousands of dollars)

                                         Three Months Ended                               Years Ended
                                        December (Unaudited)                               December
                                   --------------------------------     ------------------------------------------------
                                              2004            2003                2004             2003            2002
                                   ---------------- ---------------     --------------- ---------------- ---------------
Sales                                     $ 13,226        $ 65,479           $ 113,596        $ 254,512       $ 240,934
Cost of sales                               10,924          48,809              91,315          191,814         179,169
                                   ---------------- ---------------     --------------- ---------------- ---------------
Gross profit *                               2,302          16,670              22,281           62,698          61,765
Other income                                    61               6                 185               67              79
Expenses                                   (1,901)        (13,235)            (25,461)         (51,851)        (49,429)
Income (loss) on equity items                (315)               2               8,988                3            (96)
                                   ---------------- ---------------     --------------- ---------------- ---------------
Earnings before income taxes                   147           3,443               5,993           10,917          12,319
Income taxes                                  (60)         (1,071)             (1,260)          (4,262)         (5,193)
Non-controlling interest                     (327)         (1,381)                 506          (3,787)         (4,273)
                                   ---------------- ---------------     --------------- ---------------- ---------------
Net earnings (loss)                       $  (240)         $   991            $  5,239         $  2,868        $  2,853
                                   ================ ===============     =============== ================ ===============


*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, loss on foreign exchange, gain on sale of investment, income (loss) on equity items, non-controlling interest and income taxes.


Fiscal 2004 and Fourth Quarter 2004 Compared to Fiscal 2003 and Fourth Quarter 2003

Sales. Sales for the fourth quarter of 2004 were $13.2 million, a decrease of $52.3 million as compared to $65.5 million for the comparable 2003 period. Sales for year ended December 31, 2004 were $113.6 million, a decrease of $140.9 million as compared to $254.5 million for the comparable 2003 period. These substantial decreases were a result of the deconsolidation of Polyair. Commencing March 2004, Polyair is being accounted for using the equity method and, accordingly, revenues and expenses from this investment are no longer recorded. Furniture sales for the year remained fairly constant as compared to 2003, notwithstanding the difficult retail environment.

Gross Profit. Gross profit as a percentage of sales decreased to 17.4% for the fourth quarter of 2004 compared with 25.5% for the comparable 2003 period. The decrease in gross profit percentage in the fourth quarter of 2004 was due to the deconsolidation of Polyair as traditionally Gross profits from specialty cover and packaging sales have been higher than that of furniture. Gross profit as a percentage of sales decreased to 19.6% for the year ended December 31, 2004 compared with 24.6% for the comparable 2003 period. The gross profit decrease for the year ended December 31, 2004 was due to the first quarter increase in cost of certain raw materials, the infrastructure costs related to the Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair and the deconsolidation of Polyair.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 8.8% for the fourth quarter of 2004 and 15.5% for the comparable 2003 period. 2003 fourth quarter selling expenses included expenses required to support the new Atlantic/Jacuzzi product operations. Selling and administrative expenses as a percentage of sales for year ended December 31, 2004 were 18.2%, compared to 16.0% for the comparable 2003 period. Selling and administrative expenses increased during the first quarter due to increases in personnel and related expenses required to support the new Atlantic/Jacuzzi product operations. In addition, selling and administrative expenses increased due to management compensation expenses incurred during the year. The increase in selling and administrative expenses as a percentage of sales was due to the deconsolidation of Polyair.


Other Expenses. During the fourth quarter of 2004 and 2003 the Company incurred other expenses of $0.7 million and $3.1 million respectively. Other expenses for the quarter were adversely impacted by the effect of a strengthening Canadian dollar on the Company's U.S. cash balances. Other expenses amounted to $4.8 million for the year ended December 31, 2004 as compared to $10.9 million for the comparable 2003 period. These substantial decreases were due to the deconsolidation of Polyair as previously noted. This decrease was partially offset by the adverse effect of foreign exchange rate fluctuations.


Gain on Sale of Investment. In March 2004 the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of $8.7 million. As the sale was negotiated in U.S. dollars, on closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.


Income Tax Provision. The effective tax rate decreased to 21.0% for the year ended December 31, 2004, compared to 39.0% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to the capital gain tax treatment on the gain on sale of the investment in Polyair and certain non-deductible expenses.


Equity Earnings. Equity loss amounted to $328,398 for the fourth quarter of 2004 as compared to equity earnings of $1,685 for the comparable 2003 period. The increase in loss was due to the inclusion of the Company's share of equity loss in Polyair for its fourth quarter ended October 31, 2004. Equity in earnings for the year ended December 31, 2004 was $276,429 as compared to $2,750 for the comparable 2003 period. The increase was due to the inclusion of the Company's share of equity in earnings in Polyair for the eight months from March to October 2004 (Polyair's fiscal year-end).


Net Earnings. Net loss for the fourth quarter of 2004 was $240,476 as compared to net earnings of $991,087 in the comparable 2003 period. The decrease in quarterly earnings was due to the adverse effect of foreign exchange rate fluctuations and the inclusion of Polyair's equity loss of $335,715 for the three months ended October 31, 2004 as compared to $970,577 of earnings attributable to the Company's share of Polyair's 2003 fourth quarter earnings. The Company reported net earnings of $5.2 million for the year ended December 31, 2004 compared with net earnings of $2.9 million for the comparable 2003 period. The increase in 2004 was as a result of the gain on the sale of a portion of the Company's investment in Polyair. This gain was partially offset by the Company's share of losses generated by Polyair.


Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and is not anticipated to materially impact on the Company's operations during its current fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at December 31, 2004. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

In 2003, Cambrelco provided a demand loan to the Company in the principal amount of $250,000, bearing interest at 10% per annum with interest payable on a monthly basis. This loan was fully repaid in March 2004.

The Company had previously conveyed to two of its officers and an officer of a subsidiary (the "Optionees") options to purchase up to approximately eight percent (8%) of the Company's holdings of common shares in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five and one-half percent (5 1/2%) of the Company's holdings of common shares in Polyair in return for the aggregate cash payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.

During the period under review, the Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $175,000 for management services rendered in connection with the Company's sale of its holdings in Polyair to Glencoe. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for management and consulting services rendered. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, the Company paid to each of Stan Abramowitz, Chief Financial Officer of the Company, and Daniel Tamkin, Vice-President of the Company, a one-time bonus of $175,000 for services rendered to the Company over the past eight years.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendel Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.

Polyair leased one of its production facilities in Toronto, Ontario from First Ontario Investments Inc. ("FirstOnt") at an annual rental of $349,680. Total rental payment made to FirstOnt for the four-month period ended February 29, 2004 amounted to $116,560. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a controlling shareholder of FirstOnt. Stan Abramowitz is an officer and director of the Company and an officer of FirstOnt.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at December 31, 2004:

                                                                                       Authorized               Issued
                                                                               ------------------- --------------------
Preference Shares, issuable in series                                                   Unlimited
  Class A Preference shares
  $0.04 non-cumulative, non-voting, non -participating, $0.44 redeemable                Unlimited              315,544

Common Shares                                                                           Unlimited            5,011,307

Share Options
Options issued and outstanding under share option plan                                                         277,500

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement Each warrant entitles the holder to purchase one Common share at $3.00 per share
Warrants expire on September 7, 2006                                                                           226,665

Convertible Debenture
Convertible by the holder into Common shares at $3.00 per share until September 8, 2006
Number of Common shares to be issued upon conversion                                                           183,334

RISKS AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 80% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.32 in 2004, 1.45 in 2003, and 1.57 in 2002. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.


Consistent with other business, Distinctive and Polyair face a certain degree of credit risk arising from the sales of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversity in their customers so that they are not exposed in a material manner to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly. Three separate customers at Distinctive accounted for approximately 46% (2003 - 39%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.



OUTLOOK

In March 2004 the Company completed the sale of approximately 48% of its holdings in Polyair and as a result has substantially enhanced its working capital. The Company continues to consider potential options to build shareholder equity and to maximize shareholder return on investment wherever possible.

The Company's furniture subsidiary, Distinctive, continues to expand its Canadian product placement and brand awareness. Distinctive is working towards expanding its U.S. manufacturing base and to consolidate certain of its Canadian manufacturing operations with a view to increasing sales and reducing costs. Commensurate with this plan, Distinctive recently relocated one of its Toronto manufacturing plants to North Carolina, United States. Manufacturing operations at this facility are expected to commence in Spring 2005.

The Company retains a 24% equity interest in Polyair. Polyair continues to reduce or eliminate lower margin product lines. The combination of a reduced cost base, improved product mix and the anticipated stabilization in commodity prices, should result in improved performance for Polyair.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

         Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

         Allowance for Doubtful Accounts -Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

         Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

         Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
During fiscal 2004, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, which either had or will not have a material impact on the Company's consolidated financial statements (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31, 2004).


ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company's Annual Information Form and unaudited quarterly financial results for the reporting period ended 2004 and 2003, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.

         DIRECTORS

         Stan Abramowitz
         Fred A. Litwin
         Morton Litwin
         Sol D. Nayman
         Irwin Singer

         OFFICERS

         Fred A. Litwin - President
         Daniel S. Tamkin - Vice-President
         Stan Abramowitz - Secretary

         AUDITORS

         KRAFT BERGER GRILL SCHWARTZ COHEN & MARCH, LLP, Chartered Accountants Toronto, Canada

         REGISTRAR & TRANSFER AGENT

         COMPUTERSHARE TRUST COMPANY OF CANADA
         Toronto, Canada

         BANKERS

         ROYAL BANK OF CANADA
         Toronto, Canada

         HEAD OFFICE

         106 Avenue Road
         Toronto, Canada
         M5R 2H3

         LISTED

         THE NASDAQ STOCK MARKET
         Symbol:  CSLMF - Common

         TORONTO STOCK EXCHANGE
         Symbol:  CMC - Common

                      CONSOLIDATED MERCANTILE INCORPORATED
                                 106 Avenue Road
                                Toronto, Ontario
                                     M5R 2H3

NOTICE OF ANNUAL MEETING
                      CONSOLIDATED MERCANTILE INCORPORATED

                   106 Avenue Road, Toronto, Ontario, M5R 2H3



                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of CONSOLIDATED MERCANTILE INCORPORATED (the "Corporation") will be held at The Toronto Board of Trade, 830 Dixon Road, Toronto, Canada on Thursday, May 12, 2005 at the hour of 9:30 a.m., Toronto City Time, for the following purposes:

1. To receive the Corporation's 2004 Annual Report containing the consolidated financial statements for the year ended December 31, 2004 and the report of the auditors thereon;

2.       To elect Directors;

3.       To appoint Auditors;

4.       To authorize the Directors to fix the remuneration of the auditors;

5. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.


DATED at Toronto, this 28th day of March, 2005.


BY ORDER OF THE BOARD OF DIRECTORS


"Signed"

Stan Abramowitz
Secretary


NOTES:

(1) ONLY HOLDERS OF COMMON SHARES of the Corporation of record at the close of business on March 23, 2005 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his Common Shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.

(2) Holders of voting classes of shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

MANGEMENT INFORMATION CIRCULAR


                      CONSOLIDATED MERCANTILE INCORPORATED
                   106 Avenue Road, Toronto, Ontario, M5R 2H3


                         MANAGEMENT INFORMATION CIRCULAR


MANAGEMENT SOLICITATION
This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Consolidated Mercantile Incorporated (the "Company" or "CMI") for use at the Company's Annual Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Company, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Company. The cost of such solicitation will be borne by the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS
Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Company that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

    (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

    (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2004 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

    (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department; or

    (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a company, under its corporate seal, by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company's Common Shares are the only class of shares entitled to vote at the Meeting. As at March 28, 2005, 5,011,307 Common Shares are outstanding, each having the right to one vote per share at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on March 23, 2005. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Company will have a list of holders of Common Shares prepared not later than 10 days after the Record Date. Each holder of the respective shares named therein will be entitled to vote the shares listed opposite his name at the Meeting except to the extent that (a) the shareholder has transferred any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Shareholders
To the knowledge of the Company's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting other than Mar-Risa Holdings Inc. ("Mar-Risa"), an Ontario corporation holding an aggregate of 2,612,894 Common Shares (52.14%), with 1,475,394 of these Common Shares held through its wholly-owned subsidiary, DG Acquisition Corp ("DG"), an Ontario corporation. Mar-Risa is indirectly controlled by Fred A. Litwin, President and a Director of the Company.

ELECTION OF DIRECTORS
Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company's by-laws.

The statement as to the shares of the Company beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Company, the year they become a director of the Company and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                   Number of
                                                                                                   Common Shares
Name                                Principal Occupation                   Director Since  Beneficially Held (1)
----                                --------------------                   --------------  ---------------------
Fred A. Litwin (6)                  Executive                              October 31, 1968        2,691,693 (2)
President
Toronto, Ontario, Canada

Stan Abramowitz                     Chief Financial Officer,               December 14, 1989        Nil
Secretary                           Forum Financial Corporation,
Toronto, Ontario, Canada            a management holding company

Irwin Singer (3)(4)(7)              Barrister & Solicitor                  June 7, 1991             Nil
Toronto, Ontario, Canada

Sol D. Nayman (3)(4)(6)             President,                             June 24, 2004            Nil
Toronto, Ontario, Canada            S.D. Nayman Management Inc.,
                                    a business consulting company

Donald Resnick (3)(4)(5)(6)         Corporate Director                        N/A                   Nil
Toronto, Ontario, Canada

NOTES:

(1) The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a Director of the Company, directly controls 4,914 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa and its subsidiary DG, 49,119 Common shares through Forum Financial Corporation ("Forum") and 24,766 Common shares through First Corporate Equity Ltd. ("First Corporate").

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.

(5) Donald Resnick is a Chartered Accountant and is a retired partner with Deloitte & Touche, Chartered Accountants since 1989. Prior to that, Mr. Resnick was a partner of Deloitte & Touche in their Toronto offices. Mr. Resnick has been a director of Magna International Inc. for several years.

(6) During the ten-year period prior to the date hereof, Fred A. Litwin, Sol D. Nayman and Donald Resnick were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

(7) During the ten-year period prior to the date hereof, Irwin Singer was, but no longer is, a director and officer of Funtime Hospitality Corp., and Minpro International Ltd., each of which was subject to cease trade orders for failure to file financial statements. The cease trade orders against these companies were subsequently revoked. Mr. Singer is a director and officer of HNR Ventures Inc., which was subject to a cease trade order for failure to file financial statements. The cease trade order against this company was subsequently revoked. Subsequent to Mr. Singer's resignation as a director and officer of Minpro International Ltd., this company made an assignment in bankruptcy.


EXECUTIVE COMPENSATION
Summary Compensation Table The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's Chief Executive Officer, the Chief Financial Officer and each of the Company's most highly compensated executive officers where total salary and bonus exceeded CDN$150,000 during such year ("Named Executive Officers") other than the Chief Executive Officer and Chief Financial Officer.

                                      Annual Compensation                       Long Term Compensation

 Name and                                                 Other Annual            Number of Common
 Principal Position         Year     Salary    Bonus      Compensation (1)     Shares Under Option Plan
 ------------------------------------------------------------------------------------------------------
 Fred A. Litwin       2004     $16,667 (2)      Nil         $283,000               126,875
 President & CEO      2003     $50,000 (2)      Nil         $108,000               126,875
                      2002     $50,000 (2)      Nil         $258,000               126,875

 Daniel S. Tamkin     2004     $16,667 (2)  $175,000             Nil               70,000
 Vice President       2003     $50,000 (2)      Nil              Nil               83,125
                      2002     $50,000 (2)      Nil              Nil               83,125

 Stan Abramowitz      2004         Nil      $175,000             Nil               28,125
 Secretary & CFO      2003         Nil          Nil              Nil               56,875
                      2002         Nil          Nil              Nil               56,875

NOTES:

(1) The amounts in this column relate to management fees paid by the Company and its subsidiaries to Forum Financial Corporation ("Forum") for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2) This amount represented compensation paid by Polyair Inter Pack Inc. ("PPK") to Fred A. Litwin and Daniel S. Tamkin up to and including February, 2004. Mr. Litwin serves as Chairman of the Board of PPK. The Company owns approximately 24% of the issued and outstanding voting securities of PPK. Prior to March 11, 2004, the Company controlled PPK.

Employment Contract
There are no employment contracts between the Company and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Company, from a change of control of the Company or a change in the Named Executive Officers' responsibilities following a change-in-control together with the amount involved.

Compensation of Directors
Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000.

Options Granted during the Fiscal Year Ended December 31, 2004
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2004.

Options Exercised during the Fiscal Year Ended December 31, 2004
Options exercised by Executive Officers of the Company during the fiscal year ended December 31, 2004 and particulars for the fiscal year end value of unexercised options are as follows:

  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
                                                                                                      Value of Unexercised
                                                                                                      in-the-Money Options
                                                                              Unexercised Options        at FY-End ($)
                             Securities Acquired        Aggregate Value            at FY-End             Exercisable /
                               on Exercise (#)           Realized ($)            Exercisable /           Unexercisable
  Name/Position                                                                  Unexercisable
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
  Fred A. Litwin                     NIL                     $ NIL               126,875 / NIL           $477,268 / NIL
  President
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
   Daniel S. Tamkin                 13,125                  $44,494               70,000 / NIL           $196,700 / NIL
  President
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
  Stan Abramowitz                   28,750                  $83,862               28,125 / NIL           $ 79,031 / NIL
  Secretary
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
As of December 31, 2004, the Corporation's most recently completed financial year end, the Corporation's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

 ----------------------------------- ------------------------ ---------------------- --------------------------------
                                                                                     Number of securities remaining
                                      Number of securities      Weighted-average      available for future issuance
                                        to be issued upon       exercise price of       under equity compensation
           Plan Category                   exercise of        outstanding options,     plans (excluding securities
                                      outstanding options,     warrants and rights      reflected in column (a))
                                       warrants and rights             (b)                         (c)
                                               (a)
 ----------------------------------- ------------------------ ---------------------- --------------------------------
  Equity compensation plans                   277,500                  $1.85                      167,500
 approved by securityholders
 ----------------------------------- ------------------------ ---------------------- --------------------------------
 Equity compensation plans not                 N/A                     N/A                         N/A
 approved by securityholders
 ----------------------------------- ------------------------ ---------------------- --------------------------------
 Total                                       277,500                  $1.85                      167,500
 ----------------------------------- ------------------------ ---------------------- --------------------------------

Composition of the Compensation Committee
The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Company ended December 31, 2004, the board of directors consisted of the following individuals: Fred A. Litwin, Irwin Singer, Morton Litwin, Stan Abramowitz and Sol D. Nayman.

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares with a cumulative total return of the TSX 300 Composite Index for the period commencing December 31, 1999 and ending December 31, 2004.

[GRAPHIC OMITTED]

MANAGEMENT CONTRACT
Administrative services are provided to the Company and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $36,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Additionally, at the Company's request, Forum analyzes potential investments, business opportunities and ventures, and assists in the decision making process relating to the Company's and its subsidiaries' various investment interests on a fee-for-service basis.

APPOINTMENT AND REMUNERATION OF AUDITORS
Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger Grill Schwartz Cohen & March LLP, Chartered Accountants ("Kraft Berger"), as auditors of the Company, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. Kraft Berger have been the auditors of the Company since 2000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors and its Corporate Governance Committee continually review and evaluate the corporate governance policies and procedures of the Company. Recent changes in the regulatory environment as relates to corporate governance practices, including the U.S. Sarbanes-Oxley Act and the issuance of new rules and guidelines by The NASDAQ Stock Market, Inc. (the "NASDAQ") as well as proposed amendments to the guidelines of the Toronto Stock Exchange, are being reviewed and considered by the Board with a view to enhancing the Company's approach to corporate governance. The Toronto Stock Exchange Company Manual includes a specific set of guidelines (the "TSX Guidelines") which are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines address matters such as the constitution of the Board of Directors and the functions to be performed by the Board. Pursuant to the TSX Guidelines, listed companies must annually disclose their approach to corporate governance. The Company's approach to corporate governance is summarized below.

The board itself, however, has considered the TSX Guidelines and believes that its approach to corporate governance is working effectively for the Company and its shareholders. In particular, the board considers that many of the TSX Guidelines are better suited to corporations larger than the Company (such as financial institutions and large industrial corporations) and corporations, the shares of which are more widely held than those of the Company.

The Board of Directors
The Company's board of directors is responsible for the supervision of the management of the Company's business and affairs. Under its governing statute (the Business Corporations Act (Ontario)), the board is required to carry out its duties with a view to the best interests of the Company. To assist it in fulfilling this responsibility, the board has specifically recognized its responsibility for the following areas:

(a)      adoption of a strategic planning process;

(b) identification of the principal risks of the Company's business and monitoring the implementation of appropriate systems to manage these risks;

(c) succession planning, including appointing, training and monitoring senior management;

(d) implementation of a communications policy to facilitate communications with shareholders and others involved with the Company; and

(e) integrity of the Company's internal control and management information systems.

The board discharges its responsibilities directly and through its committees. At regularly scheduled meetings, members of the board receive and discuss reports on the subsidiary companies as well as on the Company's overall financial position and its investments. In addition, developments and issues of current relevance are reviewed, and reports of board committees are received and considered.

The frequency of the meetings of the board of directors as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces.

Five members are to be nominated for election to the board. The board must have a sufficient number of directors to carry out its duties efficiently, while presenting a diversity of views and experience. The board reviews the contributions of the directors and considers whether the current size of the board promotes effectiveness and efficiency. The board believes that the appropriate size of the board is five members.

Much of the TSX Guidelines focus on the composition of the board of directors of the Company and, in particular, on the number of unrelated directors who make up such board. In the TSX Guidelines, an unrelated director is a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Company, other than an interest arising from shareholding. The TSX Guidelines also focus on the importance of having an appropriate portion of board members who are free from any interest or relationships with a significant shareholder of the Company, i.e. a shareholder controlling more than 50% of the voting securities. Fred A. Litwin, President and a director of the Company, directly owns 0.1% of the Company and indirectly controls approximately 53.6% of the Company through Mar-Risa and its subsidiary DG, Forum and First Corporate.

The board has concluded that, with the exception of Sol D. Nayman and Donald Resnick, the nominees for election to the board of directors are "related" within the meaning of the TSX Guidelines. The Company's principal shareholder, DG, is indirectly controlled by Fred A. Litwin, President and a Director of the Company. Mr. Litwin has been associated with the Company since 1968 and has been instrumental in its growth and success over the years. The early role of Mr. Litwin in the Company and his guidance of its successful development since that time makes him uniquely suited to fulfil his role as President and to serve as a member of the board. Mr. Abramowitz, who is a chartered accountant with a significant public accounting background, plays a key role in the interaction between management and the board with respect to the Company's financial affairs, and his expertise in financial matters makes him well suited to serve as Chief Financial Officer and as a member of the board. While Mr. Singer, a member of the board, is not considered "unrelated", he is neither an officer nor employee of the Company and brings unique business experience to the board which is key to the growth and success of the Company.

The board believes that its relationship with management in supervising the management of the business and affairs of the Company is appropriate, and that the focus on the TSX Guidelines on the independence of the board from management is neither necessary nor desirable in the Company's circumstances. The current management's significant contributions to the formation and continued growth of the Company and the confidence which the board understands shareholders to have in that management are factors supporting the board's opinion that additional independence is not in the Company's best interests. While the board has concluded that three of its directors are "related" within the meaning of the TSX Guidelines, it would only regard Messrs. Litwin and Abramowitz as representing "management" and, consequently, the majority of the board may be constituted as a "non-management" committee as and when deemed appropriate. However, in order to assist the board in ensuring that the Company's system of corporate governance continues to suit its needs, as indicated above, the board has constituted a Corporate Governance Committee which will monitor the performances of the board in light of the TSX Guidelines and recommend modifications where appropriate.

The board has determined that any director that wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of the Company, after obtaining the authorization of the Corporate Governance Committee.

Committees
The board and its committees (consisting of an Audit Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Company. Both committees consist of members that are not an officer or employee of the Company or any of its affiliates.

Audit Committee
The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Company's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Company's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Company's annual report. The Committee meets with the Company's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Company's auditors at the annual meeting and terms of their remuneration. The Audit Committee recently adapted an Audit Committee Charter, a copy of which is attached to the Company's Annual Information Form and is available on SEDAR at www.sedar.com.

Corporate Governance Committee
As indicated above, the Company has established a Corporate Governance Committee with general responsibility for developing the Company's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Company. As a matter of practice, all significant decisions affecting the Company and its subsidiaries are approved by the board of directors prior to their implementation.

The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Company's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Company in the context of the TSX Guidelines. The assessment of board performance is within the mandate of this Committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Company which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Company. In the event that a new director were to be appointed to the board, the Corporate Governance Committee would provide an orientation and education program consisting of the provision of written information concerning the business and affairs of the Company and briefings from senior management and other directors.

Response to Shareholders
Management is available to shareholders to respond to questions and concerns on a prompt basis. The board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Company to have their inquiries about the Company answered are responsive and effective.

Expectations of Management
The board works closely with members of management. The board's access to information relating to the operations of the Company, through the membership on the board of directors of several key members of management and, as necessary, the attendance by other members of management at the request of the board, are key elements to the effective and informed functioning of the board of the Company.

The Company's senior management have formed a committee which meets regularly to permit decisions affecting the different aspects of the Company's business to be co-coordinated and integrated across all areas of the Company's operations. All of the directors of the Company who hold management positions in the Company are also members of this committee. Their presence at the meetings of the management committee fosters an awareness of, and familiarity with, the day-to-day issues affecting the Company which they are then able to impart to other members of the board.

The board expects the Company's management to take the initiative in identifying opportunities and risks affecting the Company's business and finding means to deal with these opportunities and risk for the benefit of the Company. The board is confident that the Company's management responds ably to this expectation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTION
In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at December 31, 2004. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

In 2003, Cambrelco provided a demand loan to the Company in the principal amount of $250,000, bearing interest at 10% per annum with interest payable on a monthly basis. This loan was fully repaid in March, 2004.

The Company had previously conveyed to two of its officers and an officer of a subsidiary (the "Optionees") options to purchase up to approximately eight percent (8%) of the Company's holdings of common shares in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five and one-half percent (5 1/2%) of the Company's holdings of common shares in Polyair in return for the aggregate cash payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.

During the period under review, the Company paid to Forum an agreed upon fee of $175,000 for management and consulting services rendered in connection with the Company's sale of a portion of its holdings in Polyair to Glencoe Capital LLC. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive Designs Furniture Inc. ("Distinctive") paid to Forum an agreed upon fee of $72,000 for management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to 337572 Ontario Limited an agreed upon fee of $202,700 for management and consulting services rendered. Alan Kornblum, the President and director of Distinctive, is a director and controlling shareholder of 337572 Ontario Limited.

The Company's subsidiary, Distinctive, entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Securityholders may request copies of the Company's Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to info@consolidatedmercantile.com.

Financial information is provided in the Company's Comparative Financial Statements and Management's Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

APPROVAL
The contents and distribution of this Management Information Circular have been approved by the Company's Board of Directors.




"Signed"
                                                               Toronto, Ontario
-----------------------------------------------------
STAN ABRAMOWITZ, SECRETARY                                       March 28, 2005

ANNUAL INFORMATION FORM








                      CONSOLIDATED MERCANTILE INCORPORATED





                             ANNUAL INFORMATION FORM
















                                 March 31, 2005

                      CONSOLIDATED MERCANTILE INCORPORATED
                             ANNUAL INFORMATION FORM



                                TABLE OF CONTENTS




1. INCORPORATION                                                             3

2. DEVELOPMENT OF THE COMPANY'S BUSINESS
           AND INTERCORPORATED RELATIONSHIP                                  3

3. BUSINESS OF THE COMPANY                                               3 - 6

4. DIVIDENDS                                                                 7

5. DESCRIPTION OF CAPITAL STRUCTURE                                          7

6. MARKETS FOR SECURITIES                                                    8

7. RISKS AND UNCERTAINTIES                                               8 - 9

8. DIRECTORS AND OFFICERS                                              10 - 11

9. LEGAL PROCEEDINGS                                                        11

10. INTEREST OF MANAGEMENT AND OTHERS
            IN MATERIAL TRANSACTIONS                                   11 - 12

11. MATERIAL CONTRACT                                                       12

12. TRANSFER AGENT AND REGISTRAR                                            12

13. ADDITIONAL INFORMATION                                                  13


SCHEDULE A        - AUDIT COMMITTEE CHARTER AND OTHER INFORMATION

Item 1. INCORPORATION OF THE COMPANY

Consolidated Mercantile Incorporated (the "Company") was incorporated on August 12, 1940, under the Companies Act of the Province of Ontario under the name of Erie Flooring and Wood Products Limited. It became a public company on December 2, 1948, changed its name to Erie Diversified Industries Ltd. on December 5, 1968, changed its name to Lambda Mercantile Corporation Ltd. on August 10, 1973, changed its name to Consolidated Mercantile Corporation on September 30, 1987 and on October 22, 1998 changed its name to Consolidated Mercantile Incorporated. The head office of the Company is located at 106 Avenue Road, Toronto, Ontario M5R 2H3.

 Item 2. DEVELOPMENT OF THE COMPANY'S BUSINESS AND INTERCORPORATED RELATIONSHIPS


The Company carries on business as a management holding company with holdings in operating companies and subsidiaries. The Company invests selectively and concentrates its assets primarily in industries which it believes have the potential for significant return on equity. The Company takes on an active role in the policy and development of the companies in which it invests. It is generally the intention of the Company to be in a position to exercise significant influence over the activities of its investee companies. The Company, however, does not normally participate in the day-to-day management of these companies, believing they should have their own skilled staffs and specialized operating personnel. The role of the Company, through membership on the boards of those companies, is to remain innovative and growth-oriented. Attention also centers on the maintenance of appropriate financial controls, good management development policies and broad research and innovation strategies.

Subsidiary Name                     Ownership Interest    Place of Incorporation
Distinctive Designs Furniture Inc.       50.33%                  Ontario
Polyair Inter Pack Inc. *                24.05%                  Ontario
2041804 Ontario Inc.                    100.00%                  Ontario

* Prior to March 2004, Polyair was a subsidiary of the Company. In March 2004, the Company sold a portion of its investment in Polyair, reducing ownership interest therein to approximately 24%. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for by the Company on an equity basis.

Item 3. BUSINESS OF THE COMPANY

General

The Company has significant  investments in three principal  industry  segments:
(i) the manufacture of furniture (ii) the manufacture of specialty covers and pool products and (iii) the manufacture of packaging material. The Company operates in two geographic segments: Canada and the United States. Furniture ProductsThe Company's furniture division (the "Furniture Division") consists primarily of a 50.33% interest in Distinctive Designs Furniture Inc. ("Distinctive"), a private Ontario corporation. Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date. At the time of the amalgamation, Lanark held the Lanark trade name, with all manufacturing and marketing already having been assumed by Distinctive. The corporate office of the Furniture Division is located in Toronto.

Distinctive focuses on the manufacture and sale of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a growing number of customers in the United States. Products are sold under its own brand names - Distinctive, Kroehler and Lanark. The Furniture Division's design department continually updates and modifies product lines to meet changing trends, expand product placement and enhance brand awareness. Approximately 20% of Distinctive's 2004 sales were derived from customers in the United States. Three separate customers at Distinctive accounted for approximately 46% of its revenues in 2004.

Distinctive purchases wood frames, fabrics and leather from a variety of third party suppliers. The Furniture Division produces and distributes its products from three Canadian facilities. In addition, the Furniture Division is working towards expanding its U.S. manufacturing base and to consolidate certain of its Canadian manufacturing operations with a view to increasing sales and reducing costs. Commensurate with this plan, Distinctive is in the process of relocating one of its Toronto manufacturing plants to North Carolina, United States. Full manufacturing operations at this facility are expected to commence in Spring 2005.

The Furniture Division uses a combination of in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Canadian and U.S. markets are serviced by approximately 14 independent agents in each market and supported by a customer service team in Toronto. Distinctive participates in national and regional trade shows throughout North America to promote its products. The Furniture Division continues to develop its niche as a manufacturer of quality fabric and leather furniture in the industry. The Company's largest competitors are Palliser Furniture Ltd., The Alan White Company and Broyhil Furniture Industries, Inc.


Distinctive has approximately 310 employees, including approximately 250 unionized workers pursuant to collective bargaining agreements at its three Toronto area plants. These collective bargaining agreements expire in November 2005, February 2006, and May 2006, respectively.


Specialty Pool Covers and Packaging

The Company's packaging and specialty pool cover division consists of a 24.05% interest (44.5% until March 2004) in Polyair Inter Pack Inc. ("Polyair"). Polyair is a publicly traded holding company which owns 100% of Cantar/Polyair Corporation ("CPC"), a Delaware corporation which manufacturers packaging and specialty pool cover products. Polyair was organized to effect a capital restructuring and initial public offering of this business unit (the "IPO"), all of which was completed on February 20, 1996. The IPO consisted of the offer and sale to the public of 2,800,000 common shares of Polyair, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share pursuant to the exercise of an underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of a shareholder agreement entered into with Glencoe, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows the Company to build on its expanded equity base.

Polyair manufactures products for the protective packaging and swimming pool industries. The corporate office of Polyair, located in Toronto, oversees the activities of the two operating divisions - Polyair Packaging that serves the protective packaging sector, and Cantar Pool Products that serves the swimming pool sector.

In the protective packaging industry, Polyair sells its products to distributors and retailers in North America who service a wide variety of end users. In the swimming pool industry, Polyair serves leading distributors and retailers in Canada and the United States and exports approximately 14% of its products to Europe.

On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase price of US$40.2 million. The results of operation for this acquisition have been consolidated from the date of acquisition. The purchase cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair's stock at a price per share of US$8.35. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006, through payment of cash or the issuance of 598,802 fully paid and non-assessable Series A preference shares.

Effective November 1, 1999, Polyair adopted the U.S. Dollar as the reporting currency for its operating results. Polyair's sales revenues are generated primarily in the United States in U.S. dollars. Approximately 72% of Polyair's 2004 sales were derived from customers in the United States, where seven of Polyair's twelve manufacturing facilities are located. The Canadian Dollar is the functional currency of Polyair's Canadian operations. Income statement results are translated using the average rate of exchange for the year, and all assets and liabilities are translated at the year-end exchange rate.

Polyair purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risks based on management's view of currency trends, estimated currency requirements and consultation with Polyair 's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof. In addition, Polyair has entered in a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by Polyair. [See Item 7. - Risks and Uncertainties]

Polyair's packaging division participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation, which will provide strategic acquisition opportunities.

Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips. With respect to similar products, Polyair's largest competitors are Sealed Air Corporation, with 2003 worldwide revenues of US$3.5 billion, and Pactiv Corporation with 2003 worldwide revenues of US$3.1 billion.

In the pool industry, Polyair has different competitors in each of its three product sectors: (i) Above Ground Pools, (ii) Pool Equipment, and (iii) Pool Accessories. Polyair believes that its product volume, product range and manufacturing capacity gives it a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

Polyair sells it products under its own brand names and it produces a variety of private label products for certain customers. Polyair has no long-term contracts for the distribution of its products. In Polyair's fiscal year ended October 31, 2004, while no customer accounted for more than 10% of Polyair's consolidated revenues, one customer in the pool division did account for approximately 18% of this division's revenues.

Polyair owns several patents. The most important are its Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. In addition, with the Atlantic/Jacuzzi asset purchase, Polyair acquired various patents and trademarks related to the above ground pool, pumps, filters and pool accessories. Polyair is also licensed to use the Jacuzzi brand name for use in its pool equipment product line under an agreement which expires September 2006. Loss of this license could result in market disruption and lower sales of pool equipment. Polyair is currently exploring various options to brand name its pool equipment product line.

Polyair retains approximately 95 sale representatives who effectively market its products through distributors and retailers located across North America and Europe. Customer service representatives and technical sales support personnel are located at many of the Polyair facilities to provide sales and other support. In addition, Polyair also participates in national and regional trade shows throughout North America and advertises through brochures and trade publications.

Polyair employs approximately 1,200 people, including temporary staff, and operates twelve manufacturing facilities, seven of which are in the United States where it generates the majority of its sales.

Other Investments

The Company's wholly-owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.

The Company holds a 1.44% equity interest in Genterra Inc. ("Genterra"), an Ontario public company with investments in real estate, mortgages and other loans.



Item 4.  DIVIDENDS

The Company currently does not anticipate paying dividends on its Common shares and Preference shares in the immediate future and intends to retain its earnings to finance the growth and development of its business. Any future determination by the Company to pay cash dividends will be at the discretion of the board of directors of the Company and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant.



Item 5.  DESCRIPTION OF CAPITAL STRUCTURE

The following table sets forth the Outstanding Share Data for the Company as at December 31, 2004:

                                                                         Authorized                Issued
                                                                         -----------            ------------
Preference shares, issuable in series                                    Unlimited

Class A preference shares                                                Unlimited                315,544
       $0.04 non-cumulative, non-voting,
       non-participating, $0.44 redeemable

Common shares                                                            Unlimited              5,011,307

Share Options
Options issued and outstanding under share option plan                                            277,500

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement                              226,665
(Each warrant entitles the holder to purchase one Common shares at
$3.00 per share)
Warrants expire on September 7, 2006

Convertible Debenture
The debenture holder has the right to convert the debenture into
Common shares at the price of $3.00 per share until September 8, 2006
Number of Common shares to be issued upon conversion                                              183,334



Item 6.   MARKETS FOR SECURITIES

The Common shares of the Company are listed on the Toronto Stock Exchange (TSX) under the symbol "CMC" and the Nasdaq Stock Market under the symbol "CSLMF"

The following table sets forth the trading price and volume during fiscal year 2004:

------------------ -------------- -------------- ----------- ------------- -------------- ------------
                         TSX           TSX            TSX        Nasdaq        Nasdaq         Nasdaq
Month                   High           Low           Volume       High          Low           Volume
                       (Cdn $)        (Cdn $)                    (US $)        (US $)
------------------ -------------- -------------- ----------- ------------- -------------- ------------
January 2004            7.50           6.05           9,900       5.86          4.60          231,700
February 2004           7.50           6.75           6,000       5.71          5.10          201,100
March 2004              6.75           6.25           5,100       5.75          4.65          145,600
April 2004              6.50           5.90           7,800       4.90          4.35          255,400
May 2004                6.25           5.50          27,700       4.56          3.95           90,400
June 2004               5.94           5.35          10,700       4.65          3.95          103,600
July 2004               5.75           5.35           2,600       4.90          3.95           57,800
August 2004             5.35           4.40           4,300       4.10          3.00          116,200
September 2004          5.69           4.00         185,200       4.60          2.95          192,800
October 2004            6.39           4.88          16,800       5.10          3.96          322,600
November 2004           5.40           4.90           4,800       4.77          4.01          145,000
December 2004           5.60           4.57          98,500       4.54          4.06          423,300
------------------ -------------- -------------- ----------- ------------- -------------- ------------



Item 7.   RISKS AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 75% of Polyair's and 20% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for the U.S. dollar for income statement translation was CDN$1.32 in 2004, CDN$1.45 in 2003, and CDN$1.57 in 2002. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Consistent with other business, Distinctive and Polyair face a certain degree of credit risk arising from the sales of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversity in their customers so that they are not exposed in a material manner to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly. Three separate customers at Distinctive account for approximately 46% of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

Item 8.  DIRECTORS AND OFFICERS

The Directors of the Company are as follows. Each of the Directors has been elected to hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company's by-laws:

                                                                           Number of shares      Unexercised Options
                                                                         beneficially owned,     at Fiscal Year End
   Name and Municipality      Principal Occupation     Date Service        directly or over         Exercisable/
        of Residence                                    Commenced          which control or         Unexercisable
                                                                             direction is
                                                                            exercised (1)
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Fred A. Litwin (5)                                      Director -
Toronto, Ontario, Canada      Executive              October 31, 1968       2,691,693 (2)              126,875
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Stan Abramowitz  (3)          Chief Financial           Director -               Nil                   28,125
                              Officer,               December 14, 1989
Toronto, Ontario, Canada      Forum Financial
                               Corporation
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Mortin Litwin (4)                                       Director -
Toronto, Ontario, Canada      Consultant             December 5, 1978             420                    Nil

----------------------------- --------------------- ------------------- ----------------------- ----------------------
Irwin Singer  (3) (4) (6)     Barrister &               Director -
Toronto, Ontario, Canada      Solicitor                June 7, 1991              Nil                     Nil
----------------------------- --------------------- ------------------- ----------------------- ----------------------
Sol Nayman (3) (4)  (5)       President,                Director -
Toronto, Ontario, Canada      S.D. Nayman             June 24, 2004              Nil                     Nil
                              Management Inc.
============================= ===================== =================== ======================= ======================

NOTES:

(1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a Director of the Corporation, directly controls 4,914 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corporation, 49,119 Common shares through Forum Financial Corporation and 24,766 Common shares through First Corporate Equity Ltd.

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.

(5) During the ten-year period prior to the date hereof, Fred A. Litwin and Sol Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

(6) During the ten-year period prior to the date hereof, Irwin Singer was, but no longer is, a director and officer of Funtime Hospitality Corp., and Minpro International Ltd., each of which was subject to cease trade orders for failure to file financial statements. The cease trade orders against these companies were subsequently revoked. Mr. Singer is a director and officer of HNR Ventures Inc., which was subject to a cease trade order for failure to file financial statements. The cease trade order against this company was subsequently revoked. Subsequent to Mr. Singer's resignation as a director and officer of Minpro International Ltd., this company made an assignment in bankruptcy.

The Officers of the Company are as follows:

                                                                           Number of shares          Unexercised
      Name and                                                           beneficially owned,      Options at Fiscal
  Municipality of       Position with the      Principal Occupation     directly or over which        Year End
     Residence               Company                                   control or direction is      Exercisable/
                                                                              exercised             Unexercisable
--------------------- ----------------------- ------------------------ ------------------------- --------------------
Fred A. Litwin *
Toronto, Ontario      President               Executive                      2,691,693 *               126,875
--------------------- ----------------------- ------------------------ ------------------------- --------------------
Daniel S. Tamkin                              Chief Operating
Long Island, New      Vice-President          Officer,                          13,125                 70,000
York                                          Camtx Corporation
--------------------- ----------------------- ------------------------ ------------------------- --------------------
Stan Abramowitz                               Chief Financial
Toronto, Ontario      Secretary               Officer, Forum                     Nil                   28,125
                                              Financial Corporation
===================== ======================= ======================== ========================= ====================

* Refer to note (2) and (5) above.



Item 9.  LEGAL PROCEEDINGS

In the normal course of its operations, Polyair, one of the Company's equity investees, has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.


Item 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In 2001, the Company issued a convertible secured debenture in the principal amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. The debenture proceeds were to be used for working capital to fund purchase orders. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, and matures on September 8, 2006. The Company also issued 366,665 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares of the Company at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at December 31, 2004. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

In 2003, Cambrelco provided a demand loan to the Company in the principal amount of $250,000, bearing interest at 10% per annum with interest payable on a monthly basis. This loan was fully repaid in March 2004.

The Company had previously conveyed to two of its officers and an officer of a subsidiary (the "Optionees") options to purchase up to approximately eight percent (8%) of the Company's holdings of common shares in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five percent (5%) of the Company's holdings of common shares in Polyair in return for the aggregate cash payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options. During the period under review, the Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $175,000 for management and consulting services rendered in connection with the Company's sale of a portion of its holdings in Polyair to Glencoe Capital LLC. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for management and consulting services rendered. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, the Company paid to each of Stan Abramowitz, Chief Financial Officer of the Company, and Daniel Tamkin, Vice-President of the Company, a one-time bonus of $175,000 for services rendered to the Company over the past eight years.

Distinctive entered into a lease agreement with Genterra for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual semi-gross rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.

Polyair leased one of its production facilities in Toronto, Ontario from First Ontario Investments Inc. ("FirstOnt") at an annual rental of $349,680. Total rental payment made to FirstOnt for the four-month period ended February 29, 2004 amounted to $116,560. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a controlling shareholder of FirstOnt. Stan Abramowitz is an officer and director of the Company and an officer of FirstOnt.


Item 11.  MATERIAL CONTRACT

In March 2004, the Company sold approximately 48% of its holdings in Polyair to Glencoe for a total consideration of US$15,334,895. At the same time, the Company entered into a shareholder agreement with Glencoe. Under the terms of this agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. The shareholder agreement also provides a joint approach to future purchases or dispositions of Polyair shares. The terms of this transaction do not contemplate any material changes to the business or management of Polyair.


Item 12.  TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
Computershare Trust Company
100 University Avenue, 11th Floor
Toronto, Ontario
M5J 2Y1




Item 13.  ADDITIONAL INFORMATION

Additional information relating to the Company can be accessed on SEDAR (www.sedar.com).

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders which involve the election of directors. A copy of the Management Information Circular may be found on www.sedar.com or may be obtained upon request from the Secretary of the Company. Additional financial information is provided in the Company's financial information and MD&A for its most recently completed financial year.

                                   SCHEDULE A


1.       The Audit Committee's Charter - As Attached.


2.       Composition of the Audit Committee as follows:

--------------------------- ------------------------- ------------------------- -------------------------

 Name of Audit Committee
        Member              Principal Occupation          Independent           Financially Literate
--------------------------- ------------------------- ------------------------- -------------------------
                            Chief Financial Officer,
Stan Abramowitz(1)(2)       Forum Financial                      No                       Yes
                            Corporation
--------------------------- ------------------------- ------------------------- -------------------------
                            Barrister & Solicitor               Yes                       Yes
Irwin Singer
--------------------------- ------------------------- ------------------------- -------------------------
                            President,
Sol Nayman                  S.D. Nayman Management              Yes                       Yes
                            Inc.
--------------------------- ------------------------- ------------------------- -------------------------
Donald Resnick(2)           Corporate                           Yes                       Yes
                            Director
--------------------------- ------------------------- ------------------------- -------------------------


NOTES:

(1)  Stan Abramowitz is a director and Chief Financial Officer of the Company.

(2) Effective with the election of the new Board of Directors at the upcoming Annual General Meeting to be held on May 12, 2005, it is proposed that Donald Resnick will replace Stan Abramowitz as a member of the Audit Committee.


3. Relevant Education and Experience

Stan Abramowitz has a B. Comm. and a B. Acc. degree from the University of the Witwatersrand and is a Chartered Accountant. Mr. Abramowitz also worked for a number of years as a Chartered Accountant in public practice.

Irwin Singer has been a Barrister and Solicitor in private practice in Toronto since 1962. Mr. Singer has held numerous positions as a director and/or officer of various public and private companies over the years.

Sol Nayman is President of S.D. Nayman Management Inc. Mr. Nayman is a director of Polyair Inter Pack Inc. and is a member of their Audit Committee. Mr. Nayman was for many years Executive Vice-President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity.

Donald Resnick is a Chartered Accountant and since 1989 is a retired partner with Deloitte & Touche, Chartered Accountants. Prior to that, Mr. Resnick was a partner of Deloitte & Touche in their Toronto offices. Mr. Resnick is a director of Magna International Inc. and is a member of their Audit Committee.





4. Reliance on Certain Exemptions - Not Applicable.


5. Reliance on Exemption in Subsection 3.3(2) or Section 3.6 - Not Applicable.


6. Reliance on Section 3.8 - Not Applicable.


7. Audit Committee Oversight - Not Applicable.


8. Pre-Approval Policies and Procedures - Not Applicable.


9. External Auditor Service Fees as follows:

--------- ------------------ -------------------- ------------ -----------------
Year          Audit Fees     Audit-Related Fees    Tax Fees      All Other Fees
--------- ------------------ -------------------- ------------ -----------------
2004            $18,000              Nil            $1,500           $5,500
--------- ------------------ -------------------- ------------ -----------------
2003           $17,000              Nil            $3,150           $3,200
--------- ------------------ -------------------- ------------ -----------------

                      CONSOLIDATED MERCANTILE INCORPORATED

                             AUDIT COMMITTEE CHARTER


PURPOSE

The primary functions of Consolidated Mercantile Incorporated's (the "Company") Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the:

(i) Company's systems of internal controls regarding finance, accounting, legal compliance and adherence to the Company's Code of Conduct;

(ii) Company's auditing, accounting and financial reporting processes generally;

(iii) Company's financial statements and other financial information provided by the Company to its shareholders and others.


Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels.


COMPOSITION AND APPOINTMENT


The Audit Committee shall be composed of at least three members of the Board of Directors. Members of the Audit Committee must be "financially literate" as defined by applicable legislation and regulation and be able to read and understand financial statements that present the breadth and level of complexity of accounting issues that are found in the Company's statements.


For the year ended December 31, 2005 and thereafter, each member of the Audit
Committee:

(i) Shall be an "independent director" as defined by applicable securities legislation that governs the Company; and

(ii) Shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years; and

At least one member shall be designated a "financial expert" as defined by applicable legislation and regulation.

The Board of Directors shall appoint the members of the Audit Committee at such times as the Board of Directors may deem necessary or appropriate.

MEETINGS/ATTENDANCE

The Committee will meet at least quarterly. A quorum shall consist of at least two thirds (2/3) of members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

The Chairperson shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings.


AUTHORITY RESPONSIBILITIES AND DUTIES
The Audit Committee shall:
1.   Be directly responsible for:

a. The nomination of the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

b.   The compensation of the external auditor.

2. Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3. Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

4. Review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5. Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, and must periodically assess the adequacy of those procedures.

6.   Establish procedures for:

a. The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b. The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8. Engage independent counsel and other advisors, set and pay their compensation and communicate directly with the auditors.


While the Audit Committee has the specific authority, set forth below, it is not the duty of the Audit Committee to plan or conduct audits or determine that the Company's financial statements are complete and accurate or in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.

The Audit Committee is empowered to:
A.       Annual Financial Information

1. Prior to public release, review the annual consolidated financial statements, management's discussion and analysis report and related regulatory filings and recommend their approval to the Board of Directors, after discussing with management and the external auditors, matters pertaining to: a. The selection, application, and quality of accounting policies;

b.       Significant accounting judgements, accruals and estimates; and

c. Significant disclosure or presentation issues addressed by management and the external auditor during the course of the audit and preparation of the financial statements.

2.       Review the planning and results of the external audit, including:
a. The scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits and extent of internal control testing;

b.       The auditor's report; and

c. Review any management letter or other recommendations for the improvement of the Company's accounting practices or internal controls provided to the Company by the Company's external auditors and management's response to such letter.

B.   Interim Financial Statements

Prior to public release review interim financial statements, including management's discussion and analysis report and associated press release that are published or issued to regulatory authorities and recommend approval by the Board of Directors, after completion of the following:

(i) Obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements; and

(ii) Discuss with the external auditors the results of their quarterly review engagement (if applicable) and ensure that any disagreements between management and the external auditors are resolved.

C.   External Auditor

     The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders and shall strengthen and preserve external auditor independence by:

(i) Periodically discussing with the external auditors, without Management being present, (i) their judgements about the quality, appropriateness, and acceptability of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting, (ii) the co-operation received by the external auditor from management and (iii) the completeness and accuracy of the Company's financial statements; and

(ii) Receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company and reviewing the non-audit engagements undertaken by the audit firm for the Company and assessing their impact on the external auditor's objectivity and independence.

D.   Compliance, Reporting and Other Responsibilities
1. Regularly report to the Board of Directors about Audit Committee activities, issues, and related recommendations. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2.   Review the findings of any examinations by regulatory agencies.

3. Review whether management has put in place effective control systems and procedures to ensure that corporate assets are safeguarded and that expenditures and the commitment of Company resources are properly authorized.


4. Institute and oversee special investigations with respect to matters which fall within the responsibility or mandate of the Audit Committee, as may be needed or as authorized by the Board.


5. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Audit Committee or Board of Directors deems necessary or appropriate.

                                 Form 52-109FT1

            Certification of Annual Filings during Transition Period

                      CONSOLIDATED MERCANTILE INCORPORATED



I,  Fred  A.  Litwin,   Chief  Executive  Officer  of  Consolidated   Mercantile
Incorporated, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


DATED: March 30, 2005.



"Signed"

Fred A. Litwin
Chief Executive Officer
Consolidated Mercantile Incorporated

                                 Form 52-109FT1

            Certification of Annual Filings during Transition Period

                      CONSOLIDATED MERCANTILE INCORPORATED



I, Stan Abramowitz, Chief Financial Officer of Consolidated Mercantile Incorporated, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


DATED: March 30, 2005.



"Signed"

Stan Abramowitz
Chief Financial Officer
Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: April 14, 2005                    By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary